

ARIS 0-15997
P.E.
12/31/02


03019363


Quick
Smart
Cost-Effective

Decisions

When It Matters Most ©

FileNet Corporation

2002 Annual Report

Australia · Austria · Canada · France · Germany · Hong Kong · Ireland · Italy · Japan · Korea · Netherlands · Poland · Singapore · Spain · Sweden · Switzerland · United Kingdom · United States

Enterprise Content Management from FileNet—enables the world's leading companies and government agencies to streamline and automate their processes, connect with their information systems, and access and manage all forms of content. Everything they need to make quick, smart and cost-effective decisions. Right at the moment it matters the most.

About FileNet

FileNet Corporation (NASDAQ: FILE) helps organizations make better decisions by managing the content and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organization, automating and streamlining their business processes, and simplifying their critical and everyday decision-making.

Headquartered in Costa Mesa, Calif., the company markets its innovative solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

To Our Shareholders



This past year was one of accomplishment for FileNet. Entering 2002 with a difficult overall Information Technology spending environment, we had clear goals in mind:

Deliver a strong product offering. During 2002, we spent more than $70 million in research and development as part of our plan to introduce our FileNet P8 Enterprise Content Management (ECM) architecture in the first quarter of 2003. Increasingly, organizations are realizing the need to better control their content and leverage this content across the enterprise. Additionally, they are limiting their technology solution choices to fewer vendors who can provide a broad, integrated product offering. We strongly believe our FileNet P8 ECM architecture will address their needs. We also expanded our product offering in April of 2002, with the acquisition of Web Content Management capabilities from eGrail. During the year, we gained significant traction with this product with more than 40 customer engagements and have successfully integrated this technology into our FileNet P8 architecture.

Make customer success a priority. In 2002, our focus on customer success and satisfaction helped us better address our customers' needs. In this economy, customers are looking for pragmatic solutions with tangible return on investment to solve their business problems. We believe our solutions provide a demonstrable return on investment by helping our customers increase the efficiency of their business operations and improve service levels to their customers and business partners.

Focus on business fundamentals. Our company was profitable every quarter of 2002 and generated cash from operations of more than $20 million during the year. At year-end, we had a record cash and investment level of $185 million while having no long-term debt. Customers are carefully selecting stable vendors that they can trust to remain viable to support their products and to invest in new technologies. We believe our strong cash position and product vision meets these requirements.

In 2003, we intend to build on this past year's success by continuing our focus on customer satisfaction and expanding our market opportunity through both our FileNet P8 product capabilities and successful partner relationships.

Focus: Customers

At FileNet, we help our customers increase efficiency and improve service by managing the content, processes and connectivity that drive their businesses. We do this by providing ECM solutions that help them manage and leverage their content and business processes. The information they need to run their businesses - beyond just database applications - resides in a variety of formats such as XML, word processing documents, images and audio clips. An estimated 80 percent of the information that drives an organization's business is stored outside of database systems. Gaining control of this content and using it to make better, more informed decisions is critical for customers. Additionally, the ability to manage business processes and make quicker business decisions is imperative. We believe our ECM solutions help our customers address these needs.

Delivering world-class service and products to our customers continues to be our number one priority. Our emphasis on customer satisfaction was evident in 2002 as more than 75 percent of our software revenue came from existing customers. The true value of an ECM solution is realized only when it is optimized to solve an organization's most complex business problems. We intend to leverage our relationships with our customers worldwide by continuing to broaden our products to deliver even greater return on their investments while maintaining solid financials.

Focus: The ECM Market

In January 2003, we significantly enhanced our product offering with the launch of our new FileNet P8 architecture. FileNet P8 combines the capabilities of our Panagon, Brightspire and Acenza products and leverages our Business Process Management (BPM) expertise and Enterprise Application Integration (EAI) capabilities to deliver a comprehensive set of product functionality in a unified architecture.

FileNet P8 builds upon our core strengths and experience and is designed to better resolve customers' business issues. Our new architecture raises the bar for integrated ECM solutions, and, with our unified architecture, helps reduce our customers' cost of ownership and provides scalability for enterprise-wide deployments. We intend to enhance and expand our product capabilities, and continue defining the ECM market.

Despite the difficult environment, FileNet is in an enviable position in an emerging market where there is clear demand and need for broad ECM and BPM solutions. Several recent surveys of CIO's have indicated that Content Management is a leading area for Information Technology (IT) investment. The long-term trend for the ECM market is expected to be characterized by both growth and market consolidation, with a handful of companies establishing leadership positions. META Group recently issued a report indicating that as the ECM market grows and consolidates, fewer than six ECM players will dominate the market by 2005, with FileNet as one of those players. At FileNet, we intend to take advantage of this consolidation and leverage our product innovation to further extend our leadership in the ECM space.

Focus: Partners

As the ECM market expands, the role of our partners is critical in being able to address the needs of global 2000 companies and government agencies. During 2002, we added resources to further expand our success with partners. In addition, our new FileNet P8 architecture provides the technology leadership and application development tools for partners to build compelling ECM solutions within their area of expertise. In 2003, we plan to continue cultivating successful partnerships with leading system integrators, independent software vendors (ISV), and IT leaders to expand our market penetration and increase partner-generated revenue.

In the area of systems integration, we are working with leading solution partners worldwide including American Management Systems, Accenture, BearingPoint and Cap Gemini Ernst & Young as well as regional system integrators such as Crowe Chizek, Image Process Design, TriTek, and others. These companies provide our customers with solutions that include: retail credit, mortgage processing, insurance claims and underwriting, health and human services, and accounts payable.

We also enjoy strong relationships with ISV's who provide critical technology components that are tightly integrated with the FileNet P8 architecture and enable solutions to be deployed through a cross section of vertical applications. Among these are Arbortext, Captaris, Lexmark International and Yaletown Technology Group. Over time, we intend to broaden the number of solutions partners we work with as we drive to help our customers succeed.

Technology alliance partnerships are also critical to our customers' success. Customers depend upon FileNet to maintain strong and current technical integration between our products and the mission-critical platforms they choose to deploy. Today, FileNet works with BEA Systems, EMC, IBM, Microsoft, SAP AG, Siebel Systems, Sun and others to ensure that we support our customers' IT investment.

Looking Ahead

We believe FileNet leads a market space poised for growth in the coming years. We intend to maintain and extend our leadership by continuing to deliver the broadest, most function-rich offering in the ECM market, while collaborating with our partners to expand our reach. Our priorities for the next twelve months include:

- Delivering comprehensive FileNet P8 ECM solutions that help our customers achieve success by providing the tools to help them make better decisions, faster. We plan to do this by broadening our value proposition to customers with the adoption of our FileNet P8 architecture and being keenly focused on our customers' success and satisfaction through business process and information optimization.
- Continuing to expand our ECM product offering with investments in research and development and select technology acquisitions.
- Leveraging our partner relationships to expand our market reach and, ultimately, generate more revenue with our partners.
- Managing the company prudently, focusing on delivering strong financial performance and growing software revenue while investing in our future.

While these remain difficult times for our industry and economy, we believe that the emerging demand and associated growth for ECM combine to make this a critical moment in the history of our company. Although some economic turbulence may remain ahead, we see long-term prospects that are very promising for our business. We finished 2002 successfully, and we believe we are favorably positioned to continue to build on that momentum in 2003 and beyond.



Lee Roberts
CEO, Chairman


FILENET®

FileNet Corporation

Annual Report to Stockholders

on

Form 10-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period for ____________ to ______________.

Commission File No. 0-15997

FILENET CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware **(State or other jurisdiction of *incorporation or organization*)**	95-3757924 **(I.R.S. Employer *Identification No.*)**
3565 Harbor Boulevard **Costa Mesa, California** **(Address of principal executive offices)**	**92626** **(Zip Code)**

Registrant's telephone number, including area code: (714) 327-3400

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act: Common Stock, $0.01 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes [√]No [ ]

Indicate by check mark whether the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Securities Exchange Act of 1934: Yes [√]No [ ]

Based on the closing sale price as of June 28, 2002 the aggregate market value of the 30,973,825 shares of the common stock of the Registrant held by non-affiliates of the Registrant on such date was $449,120,463. For purposes of such calculation, only executive officers, board members and beneficial owners of more than 10% of our outstanding common stock are deemed to be affiliates.

The number of shares outstanding of the Registrant's common stock was 35,964,015 at March 25, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement, to be delivered in connection with the Registrant's 2003 Annual Meeting of Stockholders, are incorporated by reference into Part III of this Report.

FILENET CORPORATION

2002 ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2002

TABLE OF CONTENTS

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and is subject to the safe harbors created by those sections. These forward-looking statements involve risks and uncertainties, including those discussed herein and in the notes to our financial statements for the year ended December 31, 2002, certain sections of which are incorporated herein by reference as set forth in Items 7 and 8 of this report. The actual results that we achieve may differ materially from any forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revisions to these forward-looking statements. Readers should carefully review the section entitled "Risk Factors" and other documents we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q to be filed by us in 2003. Our business, financial condition, operating results and prospects can be impacted by a number of factors, including but not limited to those set forth in the section entitled "Risk Factors" and elsewhere in this report, any one of which could cause our actual results to differ materially from recent results or from our anticipated future results.

PART I

Item 1. *Business*

General

FileNet Corporation ("FileNet") was incorporated on July 30, 1982. We develop, market, sell and support a software platform and framework for Enterprise Content Management. Enterprise Content Management, or ECM, refers to the broad range of functions used by organizations of all types, including businesses and governmental agencies, to control and track the information, or content, that is important to the organization's operations, whether that information is used internally, such as sales data or product specifications, or externally, such as content provided to customers through a Web site. The content our software manages includes Web pages, word processing documents, spreadsheets, HTML, XML, PDF, document images, email messages and other electronic content. ECM also refers to processing, communicating and gathering information within the organization and from third parties, such as processing payments or applications for services. Our software offers customers the ability to configure, design, build and deploy ECM solutions to meet the needs of their particular business or organization. These solutions allow customers to manage content throughout their organizations, automate and streamline their business processes, and provide the broad-spectrum of connectivity needed to support their critical and everyday decision-making.

We operate globally and sell our products and services to our customers through a direct sales force, system integrators, resellers and value added distributors. We invest significantly in product development to improve our existing products and to increase our product offerings. We also offer professional services for the implementation of these software solutions, as well as 24 hours a day, 7 days a week technical support and services to our customers on a global basis.

Available Information

Our filings with the Securities and Exchange Commission, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those filings, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, are available free of charge at www.filenet.com, when such reports are available at the Securities and Exchange Commission Web site.

Fiscal 2002 Developments and Strategy

During fiscal 2002, we focused our development efforts on enhancing and integrating the capabilities of our Panagon platform, Brightspire eBusiness framework, and Acenza applications. Also during the year, we acquired the technology of eGrail, Inc. that brought us advanced Web Content Management technology. By combining and enhancing the foregoing technologies we have introduced FileNet P8 to provide a unified platform and framework for ECM. This approach is intended to offer our customers the ability to easily configure, design, build and deploy a variety of enterprise-wide ECM solutions to meet a broad range of content management needs within a single scalable framework.

With the introduction of the FileNet P8 ECM architecture in early 2003, we offer the following benefits:

- a single repository for all content types;
- unified object oriented Application Programming Interfaces to facilitate rapid application development;
- common user and management interface across the entire architecture;
- portal integration to leverage a customer's existing application (BEA, IBM, Siebel, SAP, Plumtree and Microsoft's Sharepoint integration will be provided);
- connectivity to customer enterprise applications via an Enterprise Application Integration capability and Virtual Content Management, which provides the ability to interact with external content and events; and
- enhanced Business Process Management capabilities including process simulation allowing customers to optimize business processes on a real-time basis.

We have packaged our ECM capabilities into four logical FileNet P8 suites/solutions that include the Business Process Manager, Content Manager, Web Content Manager and the Image Manager. Each of these ECM suites emphasizes a different aspect of the ECM framework. When our customers purchase a FileNet P8 solution they have the ability to add-on additional FileNet P8 suite capabilities to their existing FileNet P8 architecture as needed, allowing them flexibility to acquire only the functionality they need. This deep integration allows for a lower total cost of ownership by reducing support costs and application development times.

We intend to continue to leverage our market leadership, expansive installed customer base, financial strengths, strong development capabilities, and substantial worldwide distribution and service network to deliver on our unified platform strategy. We also intend to continue our strategy of investing in product enhancements and introduction through new product developments, new partnerships, and strategic acquisitions.

Markets and Customers

We believe the FileNet P8 architecture offers our customers the ability to scale their ECM solutions to the enterprise-level and offers the flexibility to manage demanding content challenges, complex business processes, and integration with an organization's existing systems. The FileNet P8 architecture is designed to provide our customers with a way to manage their enterprise content, which can provide greater process control and consistency throughout the enterprise.

Our customers include many of the Global 2000 organizations and are typically those enterprises and government agencies that have complex business processes that manage, store, and share large volumes of digital content. As of December 31, 2002, our software has been licensed to more than 3,800 customers worldwide.

Our software solutions are effective for a variety of applications such as mortgage loan servicing, customer relationship management, insurance claims processing, regulatory compliance, accounts payable and receivable, and for any business operation that processes significant amounts of electronic information or content in their day-to-day operations. Additionally, our software products can address ad hoc business processes at the enterprise, departmental, and workgroup levels to improve overall enterprise productivity, and can integrate with industry-standard productivity and enterprise applications such as Lotus Notes, Microsoft Office, SAP, Siebel, and others.

We market our products in more than 90 countries around the world through a direct sales force and through our ValueNet business partner program. The ValueNet program brings together value-added resellers, independent software vendors, system integrators, consultants and service providers to deliver a broad range of solutions and services to our customers worldwide. Further, our strategic alliances with other industry leaders contribute to our efforts in product development, customer satisfaction, and worldwide market penetration. More than 250 firms operate under the ValueNet program and combine our software products with industry-specific, value-added services and applications to provide turnkey ECM solutions for customers. Our ECM solutions are applicable in a wide variety of industries. Historically, our key vertical markets are insurance, financial services, government, manufacturing, telecommunications, and utilities.

Using our standard software products, customers generally build applications that address their particular needs. Very often these applications can involve a significant change in the way a customer organization operates. Consequently, our sales cycle, or the time from initial customer contact to completed product sale, can be lengthy, and our quarterly sales typically include a mix of medium sized sales with a smaller number of large orders. We typically ship our products within a short period of time after acceptance of orders, which is common in the computer software industry.

Our global customer support operation offers software maintenance and technical support services for our products worldwide. These technical support programs offer a wide range of services including the right to new versions of the majority of our software, extended phone support coverage, on-site technical consultants, a technical account management program, and software development kit support.

Our professional services operation offers business and technical consulting services and training to both end-users for our products and to ValueNet partners on our standard software products. These professional services are marketed by our direct sales force and through the ValueNet business partner program, with a focus on FileNet centric enterprise system implementation and the delivery of ECM applications.

Industry Segments and Geographic Information

For the purposes of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information," we have provided a breakdown of our sales, operating results and other information using the management approach in Note 16 of the "Notes to Consolidated Financial Statements" under Item 8, "Financial Statements and Supplementary Data." Using the management approach, our principle reportable operating segments include Software, Customer Support, Professional Services and Education, and Hardware. A summary of our sales by geographic location is incorporated herein by reference from Note 16 of the "Notes to Consolidated Financial Statements" under Item 8, "Financial Statements and Supplementary Data."

Software Products and Solutions

FileNet P8

Prior to the introduction of the FileNet P8 architecture we marketed our products under the discreet brand names Panagon, Brightspire, and Acenza. Additionally, we acquired a Web Content Management product from eGrail, Inc. on April 2, 2002. We have combined these discrete brands and products into a uniform architecture known as FileNet P8. The FileNet P8 architecture offers enterprise-level scalability and flexibility to handle demanding content challenges, complex business processes, and integration to existing systems that a customer may have. The FileNet P8 architecture provides a framework for functional expansion to provide enhanced content and process management across an enterprise.

FileNet P8 architecture, a standards-based, enterprise application framework, features four pre-packaged suites, each emphasizing a different aspect of the ECM solution set, with functions grouped in a logical order that are designed to meet a customer's individual ECM needs. Each suite can be implemented by a customer individually, but remains expandable to include all FileNet P8 ECM capabilities as may be required. FileNet ECM solutions are designed to manage content; allowing organizations to create, use, and activate that content in order to make decisions and bring control and consistency to business processes.

FileNet P8 Suites

Business Process Manager

FileNet Business Process Manager is an ECM solution that we believe helps organizations increase process performance, reduce cycle times, and improve productivity by managing the flow of work through automating, streamlining, and optimizing complex processes associated with business operations. The operations of many businesses involve gathering information and making decisions based on that information, and many of these decisions, or the steps leading up to them, can be automated to increase efficiency and create a more standardized approach to these decisions throughout the business organization. Examples of customer business processes that may benefit from our Business Process Manager solution include insurance companies that have automated policy underwriting decisions and claims processing, financial services companies that have streamlined the loan origination and servicing processes, and government agencies that have automated case management and tax processing functions. The Business Process Manager can provide an interface for gathering necessary information and either make decisions based on automated criteria or direct that information to the appropriate decision-maker in an efficient and consistent basis. This product is standards based, flexible and can be customized to a wide range of industries.

Content Manager

FileNet Content Manager is an ECM solution that combines content management with workflow processes to help organizations manage complex documents and control, share, and access critical business information. Content Manager is intended to assist with all steps in the content life cycle, from creation and tracking to storing and controlling access to relevant information. It activates content by allowing an organization to make content available to the right place at the right time - to support the business decision-making process at any level of the organization. The Content Manager's secure and scalable environment integrates directly with desktop and business applications so business users can collaborate on the creation and management of content, while controlling access as necessary.

Web Content Manager

FileNet Web Content Manager is designed to combine easy-to-use Web site development capabilities with integrated process capabilities for managing the creation, approval and publication of Web content and complex documents to multiple Web sites, in multiple formats, and in multiple languages. The Web Content Manager allows centralized control of Web site content and appearance while allowing particular content to be directly created and updated by organization members without specialized Web expertise, through the use of controlled templates and other tools. Web Content Manager can control large amounts of dynamic Web content across globally distributed sites and provides integrated process management capabilities to help ensure secure and accurate Web content publication.

Image Manager

FileNet Image Manager is designed to be highly scalable and provides rapid access for end-users to fixed objects, or content that is not intended to be modified, such as scanned documents, faxes, email and rich media. It is designed to securely and permanently store critical business information in a robust and available environment to safeguard critical content from disaster and misuse while making it more accessible to thousands of users. Among other applications, FileNet Image Manager has been used by organizations such as municipal court systems to scan, track and provide access to important case documents.

FileNet P8 Technology

Each of the FileNet P8 Suites takes advantage of the FileNet P8 architecture, which includes the following technology for aiding in the development of ECM solutions:

Content Engine provides software services for managing content and other business-related data, collectively referred to as objects. In addition to managing documents and any customer defined objects, the Content Engine manages a broad range of enterprise content including workflow definitions, stored searches, publishing templates, entry templates, web content management templates, analytics reports, and simulation scenarios.

Process Engine is the component for design, execution and tracking of processes. It manages all processes and their associations with documents, data, and lifecycle information residing in the Content Engine. It also tracks and records the status of work in progress. The Engine drives processes, associates information, manages work-to-do, sends notifications, sets milestones, provides reporting and tracking capabilities, and provides the most up-to-date information to all participants.

Enterprise Application Integration provides connectors for integrating process and content with enterprise applications. In addition, FileNet offers an optional EAI server through an OEM agreement for IBM CrossWorlds InterChange Server, Connectors, and Collaborations. The connectors provided by FileNet provide integration with enterprise applications such as SAP R/3, Siebel, and Clarify as well as technologies such as XML, Web Service, JMS, and MQSeries.

FileNet P8 Workplace is an end-user application that provides a Web-based interface to FileNet P8. It is designed to allow users to locate business content, initiate new transactions, check status and track a wide variety of processes and information across multiple storage locations or systems. Customizable and platform independent, FileNet P8 Workplace is designed to enable employees, partners and customers to manage work processes through a simple interface.

Web Content Manager ("WCM") is an application that provides web content management capabilities that leverage the core content and process management capabilities provided in the platform.

Java2 Platform Enterprise Edition (J2EE) Support provides J2EE application components and system components that operate in J2EE Platform Products (application servers) such as BEA WebLogic and IBM WebSphere. In addition, FileNet applications leverage the J2EE application model to build multi-tier applications that deliver the scalability, accessibility, and manageability required by enterprise applications.

Web Application Toolkit provides a framework for developing web applications that run in a J2EE environment. The toolkit is used by several FileNet P8 applications, including Workplace, Solution Templates, and the Web Content Manager.

Portal Integrations provide commonly required content and process functionality within 3rd party portal products. Initially, FileNet is providing a portal integration for BEA WebLogic Portal. Other portal product integrations will be provided in the future. However, customers and partners can create their own portlets using FileNet's Java Application Programming Interfaces. In addition, FileNet distributes the source code for the portlets so that customers and partners can modify and extend the capabilities if desired.

Solution Templates are a set of predefined objects and processes for use in developing industry specific solutions. Built on the FileNet P8 architecture, a Solution Template provides working code that can be configured and extended to build complete applications. A Solution Template is not a turnkey application; rather, it can be thought of as an application development template. By providing much of the application's core infrastructure, it can significantly reduce the length of the solution development and deployment cycle.

Initially, FileNet is providing a Case Management Solution Template and Lending Solution Template. The Case Management Solution Template leverages the Case Management Application Programming Interface to provide generic case processing functionality. The Lending Solution Template uses the generic Case Management Solution Template to implement a commercial lending template.

Stand-Alone Products

In addition to the FileNet P8 product suites and development tools the following FileNet software products are available to our customers as stand-alone products providing some of the functionality available through the full FileNet P8 architecture, and were formally available under the Panagon and/or Brightspire brands.

FileNet eProcess Services is a Web browser-based process management product. eProcess Services enables an organization to create and manage high-volume, mission-critical automated business processes in a dynamic Web environment. Our Web-based user interface, built-in eProcess applications, Web server components, and XML architecture are easy to use and provide scalable connectivity of business processes for employees, business partners, and customers.

FileNet Web Services combines a full-featured, Web browser-based client system that allows access to content without the need to locally download information or content. FileNet Web Services also combines a comprehensive Web-based application development tool kit, and Web server components, and is designed to support complex and mission critical ECM and Business Process Management activities. This application provides a complete set of content management functionality, allowing users to check in, check out, search and browse, share, revise, and change properties for content stored in a FileNet repository, all from a Web browser.

FileNet Content Services is a repository for creating, accessing, managing, securing, and dynamically updating electronic documents and content. Content Services is designed to allow a business to manage enterprise content from creation, to secure delivery, to revision and re-use.

FileNet WorkFlo Services is FileNet's high-performance eProcess workflow engine. WorkFlo Services, combined with eProcess Services, is designed to enable customers to automate and access critical business processes and associated content. WorkFlo Services can be used to create applications that reflect the way business processes are performed within the particular customer's organization, and is a critical enabling technology for the automation of business processes via the Web. It allows organizations to control and modify their work processes to meet their evolving needs, and integrates the flow of information between software applications within a company's business processes. WorkFlo Services supports multiple client, server and applications development environments, such as Java and COM, and integrates with leading business process re-engineering products for reduced implementation time.

FileNet Integrated Document Management ("IDM") Desktop is a Microsoft Windows client software application designed to allow users to view, manage, revise, share, and distribute content across an enterprise for ad hoc or mission critical use. IDM Desktop allows users to manage content directly from within Microsoft Office and Lotus Notes applications.

FileNet Image Services is an image and object server designed to allow businesses to manage the high-speed acquisition, distribution, and access of content and objects of all types.

FileNet Report Manager is an online statement and report management system. Report Manager is designed to allow organizations the ability to capture, store and access legacy print data streams within ECM applications by storing, accessing, mining, and analyzing computer-generated reports, statements and forms.

FileNet Capture addresses document and content capture needs. Available in high-volume Capture Professional or small department Capture Desktop versions, Capture is designed to acquire digital and paper-based content into FileNet ECM repositories for enterprise-wide use and online access.

FileNet Document Warehouse for SAP software is a document and data archiving application certified by SAP, designed for use with the SAP R/3 Enterprise Resource Planning ("ERP") application suite.

FileNet ECM Applications

Based on our FileNet P8 core technologies, FileNet ECM applications help streamline the business processes associated with acquiring and servicing customers and business partners across the Web. FileNet ECM applications can automate core front office and back-office business processes and systems, make these business processes available externally through the Web, and create and manage associated content using the latest FileNet P8 products and technology.

The FileNet product family includes the following ECM applications, formerly known as Acenza eBusiness applications:

FileNet for Insurance is designed to enable insurance organizations to improve operational efficiency and customer service by delivering Web-based business process management solutions. FileNet for Insurance can provide the following capabilities: eliminates or reduces filing costs; provides efficient and accurate self-service that is customer friendly; improves workers' efficiency and utilization of their knowledge to reduce processing time and costs; improves customer satisfaction; and supports the rapid deployment of Web-enabled claims, underwriting and policy administration operations, linking customers, agents/brokers, and employees in shared processes and content.

FileNet Payables is designed to streamline the accounts payable process, allowing accounting staff to handle more purchase transactions. Invoices presented in paper, fax or electronic form can be captured, filed securely, and routed for data entry and approval automatically. A Web interface allows status checking and approval of invoices to be deployed cost-effectively across the enterprise and to business partners.

Hardware

We also manufacture and market an Optical Storage And Retrieval ("OSAR") library product based on 12-inch, 30 gigabyte, optical disk technology for storage management of business critical content. Our core business focus is on software solutions for the management of content, and we would expect hardware sales to continue to decrease as a percentage of our total revenues.

Services, Support, and Manufacturing

We operate service and support organizations on a global basis to provide both pre-sales and post-sales services to ensure successful implementation of our products and customer satisfaction. Due to the highly customizable nature of our products, many of our product sales are coupled with contracts for continuing support services.

Our worldwide Customer Service and Support organization provides comprehensive support capabilities including electronic and real-time phone support and global call tracking for customers and partners on support programs. Highly skilled and experienced systems engineers deliver support coverage on multiple platforms with 24-hour call handling. Our technical Web site offers the ability to open cases, search our knowledge base and review related status reports.

Support programs may be customized and enhanced with optional fee-based services. These options include after hours phone coverage, on-site technical consultants to assist with upgrades and FileNet product installations, and FileNet Software Development Kit support for development teams building applications using our products.

Our manufacturing facilities in Costa Mesa, California and Dublin, Ireland, conduct software manufacturing and distribution, localization, integration, test and quality control.

Professional Services and Education

Our worldwide professional services organization provides consulting, development, architecture and other technical services to our licensed customers and training services. These services are provided through in-house employees and through a network of qualified partners. Our worldwide professional services organization understands the requirements for implementing an ECM solution and offers a comprehensive methodology to install, integrate, customize and deploy our solutions. These services range from the management of large-scale implementations of our products to prepackaged standard services such as software installation. Our educational curriculum includes training courses for end users, application developers and system administrators through media-based and instructor-led training.

Research and Development

We have made and expect to continue to make substantial investments in research and development, primarily through internal development activities, third party licensing agreements and through technology acquisitions. Our development efforts focus on our unified FileNet P8 ECM architecture as we continue to develop and improve a complete ECM capability to service all aspects of our customers' business content needs. Additionally, we license and embed third party software that enhances the functionality of our products through a variety of agreements with the producers of this software. Expenditures for research and development were $71.7 million; $68.8 million and $57.9 million for the years ended December 31, 2002, 2001, and 2000, respectively.

We expect to continue to look for technology acquisitions that offer us additional product know-how or domain knowledge where appropriate and will continue to embed in our products third party products that enhance our product line. We intend to continue to invest significantly in internal development with a focus on developing new functionality in Enterprise Content Management and Business Process Management applications that provide a richer competitive product offering to our customers.

Our future success depends, in part, on our ability to execute on our strategy of offering a unified platform and framework for Enterprise Content Management that gains customer acceptance. This strategy may require us to develop and maintain relations with technology partners. If we fail to successfully execute on our integrated product solution strategy or if we fail to maintain or establish relationships with technology partners, or if release dates of any future products or enhancements are delayed, or if these products or enhancements fail to achieve market acceptance when released, our business operating results and financial condition could be materially harmed. In the past, we have experienced delays in the release dates of enhancements and new releases to our products and we cannot assure that we will not experience significant future delays in product introduction. From time to time, either we or our competitors may announce new software products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing software products. We cannot assure that announcements of currently planned or other new software products will not cause customers to delay their purchasing decisions in anticipation of such software products, and such delays could have a material adverse effect on our business and operating results.

Competition

The market for our products is highly competitive and competition will continue to intensify. We compete with a large number of Enterprise Content Management, Web content management, business process management, workflow, document imaging, and electronic document management companies. IBM is the largest company that competes directly with FileNet in the content and process management market. Documentum is a key competitor in the Content Management market. Numerous smaller software vendors also compete in each product area. We also experience competition from systems integrators who configure hardware and software into customized systems.

Large infrastructure vendors such as Oracle Corporation and Microsoft Corporation have developed products or plan to offer products in the content management market. Software vendors such as Tibco Software, Inc., Savvion, Inc. and Pegasystems, Inc., each with a different core product foundation, have begun to approach the business process management market from their individual market segments and may compete more intensely with us in the future. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations.

We believe that the principal competitive factors affecting the market for our software products and services include vendor and product reputation; product quality, performance and price; the availability of software products on multiple platforms; product scalability; product integration with other enterprise applications; software functionality and features; software ease of use; and the quality of professional services, customer support services and training. The relative importance of each of these factors depends upon the specific customer involved.

Certain of our competitors and potential competitors may have greater resources, larger sales and marketing teams, broader product lines and more experience developing software than we do. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Trademarks

FileNet, WorkFlo Services, ValueNet, OSAR, Watermark, Panagon, Acenza, Brightspire, Document Warehouse, and FileNet Workgroup are trademarks or registered trademarks of FileNET Corporation that are referenced in this Form 10K. All other brands or product names are trademarks of their respective companies.

Patents and Licenses

As of December 31, 2002, we have four issued U.S. patents and five pending U.S. patent applications. Our subsidiary, 3565 Acquisition LLC, has one pending U.S. patent application. We have applied for and may in the future apply for patent protection in foreign countries. We have also entered into non-exclusive license arrangements with a number of organizations, including IBM and Oracle, which permit us and our resellers to grant sublicenses to end-users of our systems to use software developed by these third party vendors.

Employees

As of December 31, 2002 we had 1,705 full-time employees, of which 430 were employed in research and development; 458 in sales; 83 in marketing; 235 in education and professional services; 252 in customer support; 80 in operations; and 167 in administration. No employees are represented by labor unions, and we have never experienced a work stoppage. We believe that we enjoy good employee relations.

Risk Factors

Our business, financial condition, operating results and prospects can be impacted by a number of factors, including but not limited to those set forth below and elsewhere in this report, any one of which could cause our actual results to differ materially from recent results or from our anticipated future results. Factors that may affect our business, financial condition and results of operations include:

Our quarterly operating results may fluctuate in future periods and are not predictable and, as a result, we may fail to meet expectations of investors and analysts, causing our stock price to fluctuate or decline. Prior growth rates in our revenue and operating results should not necessarily be considered indicative of future growth or operating results. Our operating results have fluctuated in the past and we anticipate our future operating results will continue to fluctuate due to many factors, some of which are largely beyond our control.

These factors include, but are not limited to, the following:

- the industry-wide slow down in IT spending;
- general domestic and international economic and political conditions;
- the discretionary nature of our customers' budget and purchase cycles and the absence of long-term customer purchase commitments;
- the tendency to realize a substantial percentage of our revenue in the last weeks, or even days, of each quarter;
- the potential for delays or deferrals of customer orders;
- the size, complexity and timing of individual transactions;
- changes in foreign currency exchange rates;
- the length of our sales cycle;
- variations in the productivity of our sales force;
- the level of software product sold and price competition;
- the timing of new software introductions and software enhancements by us and our competitors;
- the mix of sales by products, software, services and distribution channels;
- project overruns associated with fixed price contracts;
- acquisitions by us and our competitors;
- our ability to develop and market new software products and control costs;
- the quality of our customer support; and
- the level of international sales.

The decision to implement our products is subject to each customer's resources and budget availability. Our quarterly sales generally include a mix of medium sized orders, along with several large individual orders, and as a result, the loss or delay of an individual large order could have a significant impact on our quarterly operating results and revenue. Our operating expenses are based on projected revenue trends and are generally fixed. Therefore, any shortfall from projected revenue may cause significant fluctuations in operating results from quarter to quarter. As a result of these factors, revenues and operating results for any quarter are subject to fluctuations and are not predictable with any significant degree of accuracy. Therefore, we believe that period-to-period comparisons of our results of operations should not be relied upon as indications of future performance. Moreover, such factors could cause our operating results in a given quarter to be below the expectations of public market analysts and investors. In either case, the price of our common stock could decline materially.

The markets in which we operate are highly competitive and we cannot be sure that we will be able to continue to compete effectively, which could result in lost market share and reduced revenue. The markets we serve are highly competitive and we expect competition to intensify. Our future financial performance will depend primarily on the continued growth of the markets for our software products and services as well as the purchase of our products by customers in these markets. If the markets we serve fail to grow or grow more slowly than we currently anticipate, our business, financial condition and operating results would be harmed. These intensely competitive markets can change rapidly. There are multiple competitors of ours and there may be future competitors, some of which have or may have substantially greater sales, marketing, development and financial resources. As a consequence, our present or future competitors may be able to develop software products comparable or superior to those offered by us, offer lower priced products or adapt more quickly than we do to new technologies or evolving customer requirements. In order to be successful in the future, we must respond to technological change, customer requirements and competitors' current software products and innovations. We cannot assure that we will be able to continue to compete effectively in our target markets or that future competition will not have a material adverse effect on our business, financial condition or results of operations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the markets we serve. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share that could result in reduced revenue.

We must develop and sell new products to keep up with rapid technological change in order to achieve future revenue growth and profitability. The market for our software and services is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. Our ability to continue to sell products will be dependent upon our ability to continue to enhance our existing software and services offerings, develop and introduce, in a timely manner, new software products incorporating technological advances and respond to customer requirements. Our future success also depends, in part, on our ability to execute on our strategy of developing a unified platform and framework for Enterprise Content Management. This strategy requires us to make long-term investments and commit significant resources based on our prediction of new products and services that the market needs and will accept. Our strategy also requires us to develop and maintain relations with technology partners. We may not be successful in maintaining these relationships or in developing, marketing and releasing new products or new versions of our products that respond to technological developments, evolving industry standards or changing customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of these products and enhancements. In addition, these products and enhancements may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If we fail to successfully maintain or establish relationships with technology partners or to execute on our integrated product solution strategy, or if release dates of any future products or enhancements are delayed, or if these products or enhancements fail to achieve our prediction of market acceptance when released, our business operating results and financial condition could be materially harmed. In the past, we have experienced delays in the release dates of enhancements and new releases to our products and we cannot assure that we will not experience significant future delays in product introduction. From time to time, our competitors or we may announce new software products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing software products. We cannot assure that announcements of currently planned or other new software products will not cause customers to delay their purchasing decisions in anticipation of such software products, and such delays could have a material adverse effect on our sales.

We must effectively manage our new product and services transitions or our revenue may suffer. If we do not make an effective transition from existing products and services to our P8 architecture, our revenue may be seriously harmed. Among the factors that make a smooth transition difficult are delays in development, variations in pricing, delays in customer purchases in anticipation of new introductions and customer demand for the new offerings. If we incur delays in customer purchases or do not accurately estimate the market effects of new introductions, future demand for our products and services and our revenue may be seriously harmed.

Protection of our intellectual property and other proprietary rights is limited, which could result in the use of our technology by competitors or other third parties. There is risk of third-party claims of infringement, which could expose us to litigation and other costs. Our success depends, in part, on our ability to protect our proprietary rights to the technologies used in our principal products. We rely on a combination of copyrights, trademarks, trade secrets, patents, confidentiality procedures and contractual provisions to protect our proprietary rights in our software products. We cannot assure that our existing or future copyrights, trademarks, trade secrets, patents or other intellectual property rights will have sufficient scope or strength to provide meaningful protection or a commercial advantage to us. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent, as do the laws of the United States. Any inability to protect our intellectual property may harm our business and competitive position.

We may, from time to time, be notified that we are infringing certain patent or intellectual property rights of others. While there are no material actions currently pending against us for infringement of patent or other proprietary rights of third parties, we cannot assure that third parties will not initiate infringement actions against us in the future. Combinations of technology acquired through past or future acquisitions and our technology will create new software products and technology that also may give rise to claims of infringement. Infringement actions can result in substantial costs and diversion of resources, regardless of the merits of the actions. If we were found to infringe upon the rights of others, we cannot assure that we could redesign the infringing products or could obtain licenses on acceptable terms, if at all. Additionally, significant damages for past infringement could be assessed or future litigation relative to any such licenses or usage could occur. An adverse disposition of any claims or the advent of litigation arising out of any claims of infringement could result in significant costs or reduce our ability to market any affected products.

We depend on certain strategic relationships in order to license third-party products and revenue related to these products could be at risk if we were unable to maintain these relationships. In order to expand the distribution of our products and broaden our product offerings, we have established strategic relationships with a number of indirect channel partners and other consultants that provide marketing and sales opportunities for us. We have entered into key formal and informal agreements with other companies such as IBM CrossWorlds, Microsoft Corporation, SAP AG, Siebel Systems Inc, Sun Microsystems, Inc., BEA, EMC and Verity, Inc. Certain of these agreements have minimum purchase requirements and/or require prepayments which usage is limited to a specific timeframe while others do not have minimum purchase requirements and/or are cancelable at will. We cannot assure that these companies will not reduce or discontinue their relationships with, or support of, FileNet and our products. Our failure to maintain these relationships, or to establish new relationships in the future, could harm our business, financial condition and results of operations.

We currently license certain software from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. In the past, we have had difficulty renewing certain licenses. The failure to continue to maintain these licenses would prohibit us from selling certain products. We cannot assure that such third parties will remain in business, that they will continue to support their software products or that their software products will continue to be available to us on acceptable terms. The loss or inability to maintain any of these software licenses could result in shipment delays or reductions in software shipments until equivalent software can be developed, identified, licensed, and integrated. In addition, it is possible that as a consequence of a merger or acquisition transaction involving one of these third parties, certain restrictions could be imposed on our business that had not been imposed prior to the transaction. This could adversely affect our sales.

We must retain and attract key executives and personnel who are essential to our business, which could result in increased personnel expenses. Our success depends to a significant degree upon the continued contributions of our key management, as well as other marketing, technical and operational personnel. The loss of the services of one or more key employees could have a material adverse effect on our operating results. We also believe our future success will depend in large part upon our ability to attract and retain additional highly skilled management, technical, marketing, product development and operational personnel and consultants. There is competition for such personnel; particularly software developers, professional service consultants and other technical personnel, and pay scales in the software industry have significantly increased. We cannot assure that in the future we will be successful in attracting and retaining such personnel.

A significant percent of our revenue is derived internationally and we are subject to many risks internationally, which could put our revenue at risk. Historically, we have derived approximately 25%-30% of our total revenue from international sales through our worldwide network of subsidiaries and channel partners. International business is subject to certain risks including, but not limited to, the following:

- political and economic instability;
- tariffs and trade barriers;
- varying technical standards;
- reduced protection for intellectual property rights in certain countries;
- difficulties in staffing and maintaining foreign operations;
- difficulties in managing foreign distributors;
- varying requirements for localized products;
- potentially adverse tax consequences;
- currency restrictions and currency exchange fluctuations including those related to the euro;
- the burden of complying with a wide variety of complex foreign laws, regulations and treaties;
- the possibility of difficulties in collecting accounts receivable; and
- longer accounts receivable cycles and financial instability among customers.

Any of these factors could reduce the amount of revenue we realize from our international operations in the future.

If our products contain errors we could incur unplanned expenses and delays that could result in reduced revenue, lower profits, and harmful publicity. Software, services and products, as complex as those we sell, are susceptible to errors or failures, especially when first introduced or deployed. Our software products are often intended for use in applications that are critical to a customer's business. As a result, our customers may rely on the effective performance of our software to a greater extent than the market for software products generally. Despite internal testing and testing by current and potential customers, new products or enhancements may contain undetected errors or performance problems that are discovered only after a product has been installed and used by customers. Errors or performance problems could cause delays in product introduction and shipments or could require design modifications, either of which could lead to a loss in or delay of revenue. These problems could cause a diversion of development resources, harm our reputation or result in increased service or warranty costs, or require the payment of monetary damages. While our license agreements with customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions.

Our stock price has been and may continue to be volatile causing fluctuations in the market price of our stock, which would impact shareholder value. The trading price of our common stock has fluctuated in the past and is subject to significant fluctuations in response to the following factors, among others, some of which are beyond our control:

- variations in quarterly operating results;
- fluctuations in our order levels;
- changes in earnings estimates by analysts;
- announcements of technological innovations or new products or product enhancements by us or our competitors;
- key management changes;
- changes in joint marketing and development programs;
- developments relating to patents or other intellectual property rights or disputes;

- developments in our relationships with our customers, resellers and suppliers;
- our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;
- general conditions in the software and computer industries;
- fluctuations in general stock market prices and volume, which are particularly common among highly volatile securities of Internet and software companies; and
- other general economic and political conditions.

In recent years, the stock market, in general, has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to ours. Some of these fluctuations have been unrelated to the operating performance of the affected companies. These market fluctuations may decrease the market price of our common stock in the future.

Acquisitions of companies or technologies may result in disruptions to our business and diversion of management attention, which could cause our financial performance to suffer. As part of our business strategy, we frequently evaluate strategic acquisition opportunities. For example, on April 2, 2002, we acquired certain assets and assumed certain liabilities of eGrail, Inc., a Web content management company, for a purchase price of $9.0 million in cash. We anticipate that our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies or product lines. Acquisitions involve significant risks and could divert management's attention from the day-to-day operations of our ongoing business. Additionally, such acquisitions may include numerous other risks, including, but not limited to the following:

- difficulties in the integration of the operations, products and personnel of the acquired companies;
- the incurrence of debt;
- liabilities and risks that are not known or identifiable at the time of the acquisition;
- difficulties in retaining the acquired company's customer base; and
- the potential loss of key personnel of the acquired company.

If we fail to successfully manage future acquisitions or fully integrate future acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of the acquisitions and such acquisitions may harm our business and financial results.

We depend on a single source for certain hardware components and revenue related to these products could be at risk if we were unable to obtain inventory. Certain components for the Company's proprietary 12-inch OSARs are available only from a single source. Any inability to obtain components in the amounts needed on a timely basis could result in delays in product shipments that could have an adverse effect on the Company's operating results. However, the Company has qualified and is able to purchase and sell 5¼-inch optical storage and retrieval devices from an alternative source which could be utilized by the Company's customers in the event of any interruptions in the delivery of components for the Company's own OSAR product.

Item 2. *Properties*

We currently lease 336,000 square feet of office, development and manufacturing space in Costa Mesa, California and 91,000 square feet of office and development space in Kirkland, Washington. In addition, we lease 24,500 square feet of office and manufacturing space in Dublin, Ireland. We also lease sales and support offices in 29 locations in the United States, 18 locations in Europe, 3 locations in

Australia, 2 locations in Canada, and 4 locations in Asia. We believe that the Costa Mesa, Dublin and Kirkland facilities will be adequate for our anticipated development and manufacturing needs through 2003.

Item 3. *Legal Proceedings*

In the normal course of business, we are subject to ordinary routine litigation and claims incidental to business. While the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of these matters will not have a materially adverse effect on our consolidated results of operations or financial conditions.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2002.

PART II

Item 5. *Market for the Registrant's Common Stock and Related Stockholder Matters*

Our common stock is traded on the Nasdaq National Market under the symbol "FILE". The following are the high and low sale prices from January 1, 2001 through December 31, 2002, as reported by Nasdaq:

	High	*Low*
Year Ended December 31, 2002		
4th Quarter	$ 14.23	$ 8.64
3rd Quarter	15.50	10.09
2nd Quarter	17.98	11.35
1st Quarter	23.10	16.01
Year ended December 31, 2001		
4th Quarter	$ 21.41	$ 9.00
3rd Quarter	14.86	8.95
2nd Quarter	16.23	8.88
1st Quarter	29.13	12.75

The closing price of our common stock at December 31, 2002 was $12.20. The approximate number of stockholders of record as of March 12, 2003 (record date for 2003 Annual Meeting of Stockholders) was 518. The closing price of our common stock on that date was $11.38.

We have not paid any dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. We are prohibited from paying cash dividends under the terms of our line of credit agreement.

Item 6. *Selected Financial Data*

The following table summarizes certain selected financial data and should be read in conjunction with our consolidated financial statements and the notes thereto, and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. The selected consolidated statements of operations and balance sheet data as of and for each of the five years in the period ended December 31, 2002 have been derived from our audited financial statements.

(In thousands, except per share amounts)

Fiscal Years Ended December 31,	2002	2001	2000	1999	1998
Consolidated statements of operations data:					
Revenue:					
Software	$ 132,508	$ 119,014	$ 204,872	$ 183,316	$ 171,239
Service	206,806	201,568	174,291	148,162	115,833
Hardware	7,703	14,028	21,199	16,630	23,886
Total revenue	347,017	334,610	400,362	348,108	310,958
Cost of revenue:					
Cost of software revenue	10,565	7,522	14,643	16,986	16,901
Cost of service revenue	89,016	102,292	101,976	86,377	69,825
Cost of hardware revenue	5,995	10,211	13,559	9,078	13,489
Total cost of revenue	105,576	120,025	130,178	112,441	100,215
Gross profit	241,441	214,585	270,184	235,667	210,743
Operating expenses:					
Research and development	71,735	68,838	57,914	54,307	50,132
Selling, general and administrative	163,765	169,505	164,941	157,730	161,105
Restructuring and in-process research and development	400	-	2,984	-	2,000
Total operating expenses	235,900	238,343	225,839	212,037	213,237
Operating income (loss)	5,541	(23,758)	44,345	23,630	(2,494)
Other income, net	5,209	2,503	5,406	3,409	3,840
Income (loss) before income taxes	10,750	(21,255)	49,751	27,039	1,346
Provision (benefit) for income taxes	2,478	(4,633)	11,204	7,362	391
Net income (loss)	$ 8,272	$ (16,622)	$ 38,547	$ 19,677	$ 955
Earnings (loss) per share:					
Basic	$ 0.23	$ (0.47)	$ 1.13	$ 0.61	$ 0.03
Diluted	$ 0.23	$ (0.47)	$ 1.05	$ 0.59	$ 0.03
Weighted average shares outstanding:					
Basic	35,590	35,117	34,155	32,125	31,827
Diluted	36,709	35,117	36,765	33,360	33,367
Consolidated balance sheet data:					
Working capital	$ 135,302	$ 144,750	$ 155,483	$ 101,777	$ 67,972
Total assets	328,036	301,639	324,093	243,398	206,822
Stockholders' equity	238,905	215,825	224,957	150,458	130,320

Note: Service revenue and costs include both Customer Support and Professional Services and Education. Certain reclassifications have been made to the prior years' selected financial data to conform to the current year's presentation. In November 2001, the FASB announced Emerging Issues Task Force ("EITF") Topic No. D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expense Incurred." The EITF required companies to characterize reimbursements received for out-of-pocket expenses as revenues in the statement of operations. Application of this EITF required that comparative financial statements for prior periods be reclassified to comply with the guidance. We adopted this EITF as of January 1, 2002 and have reclassified our prior-period, consolidated financial statements to conform to this EITF.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and is subject to the safe harbors created by those sections. These forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to differ materially from those that may be anticipated by such forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revisions to these forward-looking statements. Readers should carefully review the risk factors and various disclosures described in this document and in other documents we file with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business. The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto submitted as a separate section of this Form 10-K (Item 15).

Critical Accounting Policies and Estimates

The consolidated financial statements of FileNet are prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies we believe are most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition. FileNet accounts for the licensing of software in accordance with the American Institute of Certified Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition." We enter into contracts for the sale of our products and services. The majority of these contracts relates to single elements and contains standard terms and conditions. However, there are agreements that contain multiple elements or non-standard terms and conditions. Contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements and when to recognize revenue.

Software license revenues generated from sales through direct and indirect channels, which do not contain multiple elements, are recognized upon shipment of the related product, if the requirements of SOP 97-2, are met. If the requirements of SOP 97-2, including evidence of an arrangement, delivery, fixed or determinable fee, collectibility or vendor specific evidence about the value of an element are not met at the date of shipment, revenue is not recognized until these elements are known or resolved. Fees are deemed to be fixed and determinable for transactions with a set price that is not subject to refund or adjustment and payment is due within 90 days from the invoice date. Software license revenue from channel partners is recognized when the product is shipped and sale by the channel partner to an end-user is confirmed.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined in reliance on vendor specific objective evidence. This evidence of fair value for all elements of an arrangement is based on the normal pricing and discounting practices for those products and services when sold separately. If fair value of any undelivered element cannot be determined objectively, we defer the revenue until all elements are delivered, services have been performed or until fair value can objectively be determined.

Customer support contracts are renewable on an annual basis and provide after-sale support for our software, as well as software upgrades under the Company's right to new versions program, on a when-and-if-available basis. Revenue from post-contract customer support is recognized ratably over the term of the arrangement, which is typically twelve months.

Professional services revenue consists of consulting and implementation services provided to end users of our software products and technical consulting services provided to our resellers. The majority of these consulting engagements average from one to three months and are generally not essential to the functionality of the software. Revenue from these services and from training classes is recognized as such services are delivered and accepted by the customer. Fixed-price consulting contracts are the exception and because estimates of costs applicable to these contracts are reasonably dependable, revenue is recognized using the percentage-of completion method. However, revenue and profit is subject to revision as the contract progresses and anticipated losses on fixed-price professional services contracts are recognized in the period when they become known.

Allowance for Doubtful Accounts and Sales Returns. We evaluate the creditworthiness of our customers prior to order fulfillment and we perform ongoing credit evaluations of our customers to adjust credit limits based on payment history and the customer's current creditworthiness. We constantly monitor collections from our customers and maintain an allowance for estimated credit losses that is based on historical experience and on specific customer collection issues. While credit losses have historically been within our expectations and the provisions established in our financial statements, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our revenue recognition policy requires customers to be creditworthy, our accounts receivable are based on customers whose payment is reasonably assured. Our accounts receivable are derived from sales to a wide variety of customers. We do not believe a change in liquidity of any one customer or our inability to collect from any one customer would have a material adverse impact on our consolidated financial position. Based on historical experience, we also maintain a sales return allowance for the estimated amount of potential returns. While product returns have historically been minimal and within our expectations and the allowances established by us, we cannot guarantee that we will continue to experience the same return rates that we have in the past.

The following table represents the account balances for these provisions and the changes for each of the periods presented. Deductions to these provisions are the result of customer bad debt write-offs or product returns. Additions to the provision are based on estimated credit losses related to specific customer collection issues and are also based on historical experience.

(In thousands)

	Balance at Beginning of Period	*Additions Charged to Revenue and Expenses*	*Deductions*	*Balance at End of Period*
Year ended December 31, 2002:				
Allowance for doubtful accounts and sales returns	$ 3,567	1,752	1,087	$ 4,232
Year ended December 31, 2001:				
Allowance for doubtful accounts and sales returns	$ 5,518	1,482	3,433	$ 3,567
Year ended December 31, 2000:				
Allowance for doubtful accounts and sales returns	$ 4,542	2,280	1,304	$ 5,518

Deferred Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We maintain a valuation allowance against a portion of the deferred tax assets due to uncertainty regarding the future realization based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we operate at a loss or are unable to generate sufficient future taxable income we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets which would result in a substantial increase to our effective tax rate and could result in a material adverse impact on our consolidated operating results.

Long-Lived Assets. In the first quarter of fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. The adoption of SFAS No. 144 did not have a material impact on the Company's operating results or financial position.

Property, plant and equipment, intangible assets, and capitalized software costs are recorded at cost less accumulated depreciation or amortization. They are amortized using the straight-line method over estimated useful lives of three to six years. The determination of useful lives and whether or not these assets are impaired involves judgment and are reviewed for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate the carrying value of long-lived assets and certain identifiable intangible assets for impairment of value based on undiscounted future cash flows resulting from the use of the asset and its eventual disposition. While we have not experienced impairment of intangible assets in prior periods, we cannot guarantee that there will not be impairment in the future.

Goodwill and Other Intangible Assets. Goodwill is recorded at cost and is not amortized. In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which we adopted January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually and written down when impaired. We periodically evaluate whether events and circumstances have occurred which indicate that the carrying value of goodwill may not be recoverable. In accordance with SFAS No. 142, we were required to perform a two-step transitional impairment review. We completed the first step of this review by June 30, 2002 with the determination of the fair value of our reporting units in order to identify whether the fair value of each reporting unit was less than its carrying amount as of January 1, 2002. In the event that the fair value of each reporting unit was less than the carrying amount, the second step of the test was required to determine if the carrying value of goodwill exceeded the implied value. We determined that we did not have a transitional impairment of goodwill because the fair value of each reporting unit exceeded its carrying amount. As of December 31, 2002, no impairment of goodwill has been recognized. Goodwill will also be tested for impairment in the manner described above on July 1st of each year or earlier if indicators of potential impairment exist. If estimates change, a materially different impairment conclusion could result.

Other Operating Matters

We took selective actions in 2001 to help drive profitability and to reduce on-going annual expenses. These actions included cost-saving measures, internal business process changes to improve efficiency and a worldwide workforce reduction of 158 employees. Workforce reductions occurred during the second and fourth quarters of 2001 resulting in a total severance charge of $4.5 million. These severance charges were $897,000 in customer support, $293,000 in professional services, $331,000 in research and development and $2.9 million in selling, general and administrative, as discussed below.

Overview

FileNet develops, markets, sells and supports a unified platform and framework for Enterprise Content Management, or ECM, that delivers capabilities to our customers in a tightly integrated and synchronized offering. This approach offers our customers the ability to easily configure, design, build and deploy ECM software and solutions. We operate globally and sell our products and services to our customers through a direct sales force, system integrators, resellers and value added distributors. We invest significantly in product development to improve our existing products and increase our product offerings.

Our revenue growth depends on the overall demand for computer software and services primarily to corporate and government customers. A difficult environment for Information Technology ("IT") sales that began in early 2001 and continued through 2002 caused many customers to delay, downsize or cancel IT projects, resulting in lower demand and a reduction in our revenues from software and hardware sales. We do not anticipate market conditions to improve significantly in the near term. Despite the unpredictability of the current business environment, we remain focused on our strategy to provide a unified platform and framework for ECM solutions.

Results Of Operations

The following table sets forth certain consolidated statement of operations data as a percentage of total revenue for the periods indicated:

	(As a percentage of total revenue)		
December 31,	**2002**	**2001**	**2000**
Revenue:			
Software	38.2%	35.6%	51.2%
Customer support	43.2	39.6	27.5
Professional services and education	16.4	20.6	16.0
Hardware	2.2	4.2	5.3
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Software	3.1	2.2	3.7
Customer support	11.1	12.7	11.5
Professional services and education	14.5	17.9	14.0
Hardware	1.7	3.1	3.3
Total cost of revenue	30.4	35.9	32.5
Gross profit	69.6	64.1	67.5
Operating expenses:			
Research and development	20.7	20.6	14.5
Selling, general and administrative	47.2	50.6	41.2
In-process research and development	0.1	-	0.8
Total operating expenses	68.0	71.2	56.5
Operating income (loss)	1.6	(7.1)	11.0
Other income, net	1.5	0.7	1.4
Income (loss) before tax	3.1%	(6.4)%	12.4%

Revenue

Total revenue increased to $347.0 million, or 4% in 2002 from $334.6 million in 2001. From 2000 to 2001, total revenue decreased from $400.4 million, or 16%. The increase in total revenue from 2001 to 2002 was primarily attributable to an increase in demand for our software products as well as the growth in customer support revenue partially offset by lower professional services and hardware revenue as discussed below. The decrease in total revenue from 2000 to 2001 was primarily attributable to lower software revenue as a result of unfavorable economic conditions in 2001 resulting in decreased demand for our software products partially offset by an increase in customer support and professional services revenues.

Software. Software revenue consists of fees earned from the licensing of our software products to customers. Software revenue increased to $132.5 million in 2002 from $119.0 million in 2001, representing an increase of $13.5 million, or 11%. From 2000 to 2001, software revenue decreased $85.9 million from $204.9 million, or 42%. The increase in software revenue from 2001 to 2002 was primarily due to an increase in demand for content management solutions primarily attributable to broader product offerings in 2002 coupled with a slightly improved IT spending environment. Additionally, we were successful in increasing software revenues from our existing customers as they expanded the use of our products. The decrease from 2000 to 2001 was primarily due to the significant global economic slowdown in the technology sector that resulted in a significant reduction in the amount and size of customer orders. Large enterprise projects were eliminated or replaced by smaller projects as IT budgets were reduced and delayed in both 2001 and continued in 2002. We expect that the trend toward smaller projects will continue for the foreseeable future and we do not anticipate market conditions will improve significantly in the near term.

Customer Support. Customer support revenue consists of revenue from software maintenance contracts, "fee for service" revenues and the sale of spare parts and supplies. Customer support revenue increased to $149.8 million in 2002 from $132.4 million in 2001, representing an increase of $17.5 million, or 13%. From 2000 to 2001, customer support revenue increased by $22.1 million from $110.3 million, or 20%. These increases in customer support revenue reflect an increase in the overall customer installed base combined with a high rate of renewal in the existing customer base. Customer support revenue grew more slowly in 2002 compared to the growth rate in 2001 as a result of the decreased software revenue in 2001 and 2002. A prolonged economic slowdown will continue to negatively affect the growth rate of customer support revenue as this revenue stream is directly related to software revenue fluctuations over time.

Professional Services and Education. Professional services and education revenue is generated primarily from consulting and implementation services on our standard products provided to end users of our software products, technical consulting services provided to our resellers and training services. Professional services are generally performed on a time and material basis. Professional services and education revenue decreased to $57.0 million in 2002 from $69.2 million in 2001, representing a decrease of $12.2 million, or 18%. From 2000 to 2001 professional services and education revenue increased by $5.2 million from $64.0 million, or 8%. The decrease from 2001 to 2002 is reflective of the economic slow down, particularly in North America, which resulted in fewer and smaller consulting engagements and increased pricing pressures. The increase from 2000 to 2001 was primarily attributable to an increase in custom development projects that carried over from 2000, and to a lesser extent, an increase in sales of prepackaged service offerings, which included both consulting and training. A prolonged economic slowdown that causes companies to delay spending on technology projects will continue to negatively impact these revenues.

Hardware. Hardware revenue is generated primarily from the sale of our 12-inch OSAR libraries. Hardware revenue decreased to $7.7 million in 2002 from $14.0 million in 2001, representing a decrease of $6.3 million, or 45%. From 2000 to 2001 hardware revenue decreased by $7.2 million from $21.2 million, or 34%. The decline in hardware revenue reflects that hardware is not a strategic focus for us, and we expect hardware revenue to continue to decrease as a percent of total revenue and in absolute dollars.

International. International revenues accounted for 26% of total revenue, or $90.0 million, in 2002, 25% of total revenue, or $82.9 million, in 2001, and 28% of total revenue, or $110.1 million, in 2000. The increase in absolute dollars in 2002 as compared to 2001 resulted primarily from increases in software revenue and customer support revenue related to an increase in the overall customer base and a high rate of renewal. The decrease in absolute dollars in 2001 as compared to 2000 was primarily the result of a significant reduction in the amount and size of customer orders in Europe and Asia, our largest international markets, due to a major slowdown in IT spending. We expect international revenue to continue to represent a significant percentage of total revenue. However, international revenues will be adversely affected if the U.S. dollar strengthens against certain major international currencies or if economic conditions remain weak.

Cost of Revenue

Total cost of revenue decreased to $105.6 million in 2002, from $120.0 million in 2001, representing a decrease of $14.4 million, or 12%. From 2000 to 2001 total cost of revenue decreased by $10.2 million, or 8%. Total cost of revenue decreased from 2001 to 2002 primarily due to reduced costs in the service organizations and the hardware component as discussed below. The decrease in total cost of revenue from 2000 to 2001 is primarily attributable to lower software and hardware costs that can be directly related to lower software and hardware revenue, as well as the discontinuation of certain third-party embedded products.

Software. Cost of software revenue includes royalties paid to third parties, amortization of acquired technology, media costs, and the cost to manufacture and distribute software. The cost of software revenue was $10.6 million in 2002, $7.5 million in 2001 and $14.6 million in 2000, representing 8%, 6% and 7% of software revenue, respectively. The increase in cost of software revenue for 2002 compared to 2001 is primarily the result of a 129% increase in royalty costs due to increased utilization of new third party software products in 2002 and the amortization of acquired technology (resulting from the eGrail acquisition in April 2002) which was $511,000 for 2002 compared to none in 2001. Cost of software revenue decreased from 2000 to 2001 resulting from a 69% reduction in royalty cost due to the discontinuation of certain third party products along with a decrease in royalty costs directly related to the decrease in revenue. Going forward we anticipate cost of software revenue to remain comparable to current levels or increase slightly as we continue to integrate third-party technology with our products.

Customer Support. Cost of customer support revenue includes the cost of customer support personnel, supplies and spare parts, and the cost of third-party hardware maintenance. The cost of customer support revenue was $38.6 million in 2002, $42.4 million in 2001 and $45.9 million in 2000, representing 26%, 32%, and 42% of customer support revenue, respectively. Efficiency gains and headcount reductions in 2001 contributed to the overall reduction in customer support costs in 2002 as compared to 2001. The decrease in 2001 from 2000 was primarily attributable to a 58% reduction in variable compensation and personnel costs as well as cost reduction benefits from process improvements initiated in 2000. Workforce reductions in 2001 resulted in severance costs of $897,000 that were absorbed by the benefit of ongoing reduced salary and personnel expenses for 2001 and future periods. Due to increased productivity and controls over headcount we expect to maintain these cost efficiencies for the near future.

Professional Services and Education. Cost of professional services and education revenue consists primarily of the costs of professional services personnel, training personnel, and third-party contractors. The cost of professional services and education revenue was $50.4 million in 2002, $59.9 million in 2001 and $56.1 million in 2000, representing 89%, 87% and 88% of professional services and education revenue, respectively. Lower professional services and education revenue in 2002 resulted in lower costs in absolute dollars compared to 2001 primarily due to a 38% reduction in the use of third-party independent consultants, as well as 30% lower variable compensation expense in 2002. The increase in absolute dollars from 2000 to 2001 was primarily due to an increase of 16% in personnel costs as a result of average headcount increases along with a 17% increase in the use of third-party independent contractors who were needed to complete development projects that carried over from 2000. Additionally, we recorded a charge of approximately $293,000 for severance payments in 2001. Expressed as a percentage of revenue, costs were essentially unchanged from 2000 to 2001. We expect professional services and education costs as a percentage of professional services and education revenue to vary from period to period depending on the utilization rates of internal resources and the mix between internal and external service providers.

Hardware. Cost of hardware revenue includes the cost of assembling our OSAR library products, the cost of hardware integration personnel, warranty costs and distribution costs. The cost of hardware revenue was $6.0 million in 2002, $10.2 million in 2001 and $13.6 million in 2000, representing 78%, 73% and 64% of hardware revenue, respectively. The year-to-year decreases in absolute dollars are directly related to decreased hardware revenue. Hardware cost as a percent of hardware revenue has not decreased proportionally because fixed costs have not decreased at the same rate as hardware revenue.

Operating Expenses

Research and Development. Research and development expense consists primarily of personnel costs for software developers, third party contracted development efforts and related facilities costs. Research and development expense was $71.7 million in 2002, $68.8 million in 2001 and $57.9 million in 2000, representing 21%, 21% and 15% of total revenue, respectively. The acquisition of eGrail in 2002 accounted for the majority of the $2.9 million increase in research and development expenses from 2001 to 2002 primarily due to additional facility and headcount expenses. The increase in expense from 2000 to 2001 was primarily due to the initiation of extensive development efforts to enhance existing products with new capabilities and to develop new products. This initiation resulted in a 15% increase in compensation expense primarily due to increased numbers of personnel from 400 in fiscal 2000 to 425 in fiscal 2001 as well as a 35% increase in consulting costs due to the expanded use of contractors. Also included in the 2001 costs were a one-time bonus of $2.0 million related to the Application Partners, Incorporated ("API") acquisition and severance costs of approximately $331,000.

Our research and development efforts are focused on providing a unified platform and framework for Enterprise Content Management that deliver capabilities to our customers in a tightly integrated and synchronized offering. This approach offers our customers the ability to easily configure, design, build and deploy ECM solutions. These efforts focus on improvements in Business Process Management, Content Management, Web Content Management and associated applications to provide a richer product offering to our customers. We intend to continue to complement internal development with third party software through OEM agreements and may execute additional technology acquisitions such as our eGrail acquisition that took place in April 2002.

New product development underway at eGrail at the time of the acquisition included the next generation of their Web Content Management product that was in the early stages of design and only 5% complete at the date of the acquisition. The cost to complete the project was estimated at approximately

$3.0 million to occur over a twelve-month period. As of December 31, 2002 the project is 75% complete and the Company has incurred approximately $2.9 million of research and development expenses related to the project. The revised estimate to complete the project within the estimated timeframe is an additional $1.0 million in costs.

We intend to continue to invest significantly in internal research and development. We expect that competition for qualified technical personnel, while easing due to the global economic slowdown in the short-term, will remain intense and may result in higher levels of compensation expense for us in the future. We believe that research and development expenditures, including compensation of technical personnel, are essential to maintaining our competitive position and expect these costs to continue to constitute a significant percentage of total revenue in future periods.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of salaries, benefits, sales commissions and other expenses related to the direct and indirect sales force; personnel cost for marketing and market development programs; personnel costs for finance, information technology, legal, human resources and general management; and the cost of outside professional services. Selling, general and administrative expense was $163.8 million in 2002, $169.5 million in 2001 and $164.9 million in 2000. Selling, general and administrative expense, as a percentage of total revenue, was 47% in 2002, 51% in 2001 and 41% in 2000. The decrease in absolute dollars from 2001 to 2002 was primarily due to a 54% reduction in recruitment expenses, as well as a 10% reduction in sales commission expense. The largest expense reduction was the elimination of goodwill and assembled workforce amortization in 2002, which was $3.0 million in 2001 and $1.8 million in 2000. We ceased amortizing goodwill and assembled workforce as of the beginning of the first quarter of 2002 in compliance with SFAS No. 142. Assembled workforce no longer meets the definition of a separately identified intangible asset under the provisions of SFAS No. 141, "Business Combinations," and the unamortized balance of $182,000 at December 31, 2001 was reclassified as goodwill at January 1, 2002. The increase in absolute dollars in 2001 from 2000 was primarily due to overall increased expenses associated with the expansion of sales and marketing for new product launch programs, a 19% increase in depreciation expense from capitalized software systems, and a 120% increase in legal fees.

Charges in 2001 for severance of $2.9 million related to workforce reductions and $218,000 for facility consolidation costs, primarily in sales, also contributed to the increase in 2001 from 2000. However, these workforce reductions and facility consolidations led to reduced costs in 2002. We expect to maintain expense controls over selling, general and administrative costs in 2003. Accordingly, these costs during 2003 should remain relatively consistent with 2002 as a percentage of sales.

Purchased In-Process Research and Development. Based upon an independent third-party appraisal determined through established valuation techniques in the high-tech industry, we allocated approximately $3.0 million to in-process research and development in connection with our purchase of certain assets from API in May 2000. The in-process research and development expenses were related to new product projects that were under development at the date of the acquisition and were expected to eventually lead to new products but had not yet established feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future net cash flows of the products over their expected life, reflecting the estimated percent of completion of the projects and an estimate of the costs to complete the projects. New product development projects underway at API at the time of the acquisition included Sequis, an eService application that we estimated to be 88% complete at the date of the acquisition. The cost to complete the project was estimated at approximately $300,000 to occur over a three-month period. We incurred approximately $356,000 of research and development expenses related to the project that was 100% complete as of September 30, 2000.

Our eGrail acquisition in April 2002 of certain assets and certain liabilities resulted in an allocation of $400,000 to in-process research and development. The allocation was determined through established valuation techniques in the high-technology industry by an independent third-party appraiser. In-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. New product development underway at eGrail at the time of the acquisition included the next generation of their Web Content Management product that was in the early stages of design and only 5% complete at the date of the acquisition. The cost to complete the project was estimated at approximately $3.0 million to occur over a twelve-month period. As of December 31, 2002 the project was 75% complete and the Company has incurred approximately $2.9 million of research and development expenses related to the project. The revised estimate to complete the project within the estimated timeframe is an additional $1.0 million in cost.

Amortization of Goodwill. In connection with our acquisition of certain assets from API on May 18, 2000, the purchase price amount allocated to goodwill of $14.6 million was being amortized in operating expenses over a useful life of five years and assembled workforce of $386,000 was being amortized over a useful life of three years. We ceased amortizing goodwill and assembled workforce as of January 1, 2002 as a result of the adoption of SFAS No. 142. Assembled workforce no longer meets the definition of a separately identified intangible asset under the provisions of SFAS No. 141, "Business Combinations," and the unamortized balance of $182,000 at December 31, 2001 was reclassified as goodwill at January 1, 2002. SFAS No. 142 was also effective for business combinations that occurred after June 30, 2001. Accordingly, goodwill of $5.8 million that was recorded in April 2002 in connection with the eGrail acquisition is not amortized. We had no indefinite life intangible assets as of January 1, 2002. We are required to evaluate the carrying value of goodwill annually or when events or circumstances indicate that their carrying value may be impaired. In accordance with SFAS No. 142, we were required to perform a two-step transitional impairment review. We completed the first step of this review by June 30, 2002 with the determination of the fair value of our reporting units in order to identify whether the fair value of each reporting unit was less than its carrying amount as of January 1, 2002. In the event that the fair value of each reporting unit was less than the carrying amount, the second step of the test was required to determine if the carrying value of goodwill exceeded the implied value. We determined that we did not have a transitional impairment of goodwill because the fair value of each reporting unit exceeded its carrying amount. There was no impairment of goodwill at December 31, 2002. Goodwill will also be tested for impairment in the manner described above on July 1st of each year or earlier if indicators of potential impairment exist. If estimates change, a materially different impairment conclusion could result.

Amortization of Purchased Intangible Assets. Acquired technology of $3.3 million and patents of $24,000 were included in our acquisition of eGrail. Acquired technology is being amortized over a useful life of five years and patents are being amortized over a useful life of two years. Amortization expense for purchased intangible assets was $523,400 for 2002. We determined that these assets were not impaired at December 31, 2002.

Interest, Other Income and Expenses, Net. Other income, net consists primarily of interest income earned on our cash and cash equivalents, short and long-term investments, and other items including foreign exchange gains and losses, and interest expense. Other income, net of other expenses, was $5.2 million in 2002, $2.5 million in 2001 and $5.4 million in 2000. The increase in 2002 from 2001 was primarily attributable to a net foreign exchange gain of $1.5 million for 2002 when compared to none for 2001 due to a significant weakening of the dollar against the Euro in 2002. This was offset by lower interest income of $4.1 million in 2002 compared to $6.2 million in 2001. The weighted average interest rate earned on cash, cash equivalents and investments during 2002 decreased to 1.98% from 2.49% in 2001. Finally, a $3.5 million litigation settlement charge included in other expense in 2001 caused other income, net in 2001 to be lower than both 2002 and 2000.

Provision for Income Taxes. The provision for income taxes was $2.5 million in 2002, compared to a benefit of $4.6 million in 2001 and a provision of $11.2 million in 2000. The effective tax rate was 23%, (22%) and 23% for the years ended December 31, 2002, 2001 and 2000, respectively. The increased tax rate in 2002 was primarily due to the mix of income between domestic and foreign jurisdictions. FileNet management will continue weighing various evidence throughout each year to assess the recoverability of its recorded deferred assets and the need for any valuation allowance against such amounts.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, cash and cash equivalents, and investments were $185.2 million, an increase of $13.0 million from $172.2 million at December 31, 2001.

Cash provided by operating activities in 2002 was $21.4 million and resulted primarily from net income of $8.3 million, and depreciation and amortization of $21.6 million. These were partially offset by increased accounts receivable of $7.8 million resulting from increased revenue in the fourth quarter of 2002 compared to 2001, an increase of $3.4 million in prepaid expenses such as prepaid insurance due to higher insurance premiums in 2002 and increases in prepaid royalty related to the addition of new third party licensing agreements in 2002, and a decrease in income tax payable of $4.0 million. Cash used in investing activities in 2002 included $10.8 million for capital expenditures, a $1.9 million note receivable from an officer, and a $9.4 million cash purchase related to the eGrail acquisition in April 2002, partially offset by $12.0 million net proceeds from the sale of marketable securities. Financing activities provided cash of $4.7 million primarily from the proceeds of the issuance of common stock upon exercise of employee stock options under the stock option and stock purchase plans.

Cash provided by operating activities in 2001 was $42.5 million and resulted primarily from a substantial decrease in accounts receivable of $51.1 million due to decreased revenue and strong collections in the fourth quarter, depreciation and amortization expense of $24.4 million, and increases in unearned maintenance of $9.8 million related to prepaid maintenance contracts, partially offset by a net loss of $16.6 million, decreases in accounts payable of $8.2 million resulting from reduced spending, decreases in accrued compensation and benefits of $8.1 million primarily due to a reduction in bonuses, and a reduction in federal income tax payable of $5.6 million. Cash used for investing activities in 2001 was $41.9 million consisting primarily of capital expenditures of $14.1 million and net purchases of marketable securities of $28.1 million. Cash provided by financing activities in 2001 was $7.8 million consisting primarily of proceeds from the issuance of common stock upon exercise of employee stock options under our stock option and stock purchase plans and income tax benefit from exercised stock options.

Cash provided by operating activities in 2000 was $55.0 million and resulted primarily from net income of $38.5 million, an increase in unearned maintenance revenue related to prepaid maintenance contracts of $7.5 million, $14.4 million stock option income tax benefit, and depreciation and amortization expense of $19.8 million, partially offset by increases in accounts receivable of $19.9 million resulting from increased revenue in the fourth quarter of 2000 compared to the prior year, and increases in prepaid expenses of $4.9 million. Cash used for investing activities in 2000 totaled $47.8 million, consisting primarily of capital expenditures of $27.7 million and cash paid for an acquisition of $20.0 million. Cash provided by financing activities in 2000 was $24.7 million, consisting primarily of proceeds from the issuance of common stock upon exercise of employee stock options under our stock option and stock purchase plans.

Our capital expenditures were $10.8 million in 2002, $14.1 million in 2001, and $27.7 million in 2000. Our primary capital expenditures during these years were for research and development equipment, demonstration and training equipment, enhancements to our internal network and business systems, leasehold improvements on leased property, and furniture. Spending was significantly reduced in an effort to contain expenses while the company experienced reduced revenues from the downturn in the economy in 2002 and 2001.

We have a one-year, $5.0 million multi-currency revolving line of credit that expires on June 27, 2003. Borrowings under the arrangement are unsecured and bear interest at one hundred and twenty-five basis points over the London Interbank Offered Rate. A standby letter of credit fee of one hundred and twenty-five basis points per annum and an annual commitment fee of fifty basis points is assessed against any undrawn amounts. There were no borrowings outstanding at December 31, 2002. We are subject to certain financial covenants that include, but are not limited to, compliance with specific balance sheet ratios, no two consecutive quarterly losses, an aggregate loan limit to the officers not to exceed $5.0 million, and a capital expenditure limit under this line of credit. As of December 31, 2002, we were in compliance with all the covenants. We are prohibited from paying cash dividends during the term of the arrangement.

Our principal sources of short and long-term liquidity consist of existing cash balances and funds generated from future operations. We had total cash and investments of $185.2 million at December 31, 2002, compared with $172.2 million at December 31, 2001, and we regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand and cash provided by operations. Our ability to increase revenues and generate profits is subject to numerous risks and uncertainties and any significant decrease in our revenues or profitability could reduce our operating cash flows and erode our existing cash balances. During 2001 and continuing into 2002 lower capital spending in the IT sector resulted in lower revenue for us. No assurances can be given that this trend will improve or that we will continue to be able to generate positive operating cash flows or that we will continue to maintain or grow our existing cash balances. See "Risk Factors".

We believe that our present cash balances, together with internally generated funds and credit lines, will be sufficient to meet our working capital and capital expenditures throughout 2003. We anticipate capital expenditures of approximately $19.1 million in 2003 and we have no long-term debt at December 31, 2002.

Commitments. We lease certain of our facilities under noncancelable operating lease arrangements that expire at various dates through 2013. We have certain royalty commitments associated with licensing of third party products that require minimum payments or contractual prepayments. The following table summarizes future minimum payments for these obligations as of December 31, 2002:

(In thousands)

	Payments Due by Period				
	Total	2003	2004-2005	2006-2007	Thereafter
Contractual obligations					
Operating leases	$ 63,604	13,815	22,134	18,840	$ 8,815
Third party licensing contracts	3,810	3,810			
Total contractual cash obligations	$ 67,414	17,625	22,134	18,840	$ 8,815

We have a $5.0 million line of credit and we have bank guarantees issued in local currencies in Europe and Asia as discussed in Note 18 of the Notes to Consolidated Financial Statements.

The following table summarizes future minimum commercial commitments for these obligations as of December 31, 2002:

	(In thousands)				
	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	*2003*	*2004-2005*	*2006-2007*	*Thereafter*
Other commercial commitments:					
Lines of Credit	$ 5,000	5,000	-	-	$ -
Secured and unsecured bank guarantees	1,042	165	459	132	286
Total commercial commitments	$ 6,042	5,165	459	132	$ 286

OTHER MATTERS

European Monetary Union. On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. These countries agreed to adopt the euro as their common legal currency from that date. The legacy currencies remained legal tender in these countries as a denomination of the euro between January 1, 1999 and January 1, 2002. Beginning on January 1, 2002, euro-denominated bills and coins were issued for cash transactions. For a period of up to six months from that date, both legacy currencies and the euro were legal tender. On or before July 1, 2002, the participating countries withdrew all legacy currencies and exclusively used the euro.

We made the necessary changes to our internal business systems to support transactions denominated in the euro, including establishing euro price lists for affected countries. We have been transacting in the euro currency since 1999 and have evaluated the impact the euro has had on our financial condition and results of operations. Based on this evaluation to date, we currently do not believe that there has been or will be a material impact on our consolidated financial condition or results of operations as a result of the euro conversion.

Impact of Recently Issued Accounting Pronouncements. In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which was effective immediately. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; and it eliminated the pooling-of-interests method. The adoption of this standard did not have a significant impact on our consolidated financial statements. Our April 2002 acquisition of certain assets and certain liabilities of eGrail, Inc. was accounted for in compliance with this pronouncement (see Note 3 of Notes to Consolidated Financial Statements).

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which we adopted January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually and written down when impaired. SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with this Standard, we no longer amortize goodwill and indefinite life intangible assets but evaluate their carrying value annually or when events or circumstances indicate that their carrying value may be impaired. Assembled workforce no longer meets the definition of a separately identified intangible asset under the provisions of SFAS No. 141, Business Combinations, and the unamortized balance of $182,000 was reclassified as goodwill at January 1, 2002. We ceased amortizing the goodwill balance of $10.1 million from our 2000 acquisition of Applications Partner, Inc. as of January 1, 2002. We had no indefinite life intangible assets as of January 1, 2002. In accordance with SFAS No. 142, we were required to perform a two-step transitional impairment review. We completed the first step of this review by June 30, 2002 with the determination of the fair value of our reporting units in order to identify whether the fair value of each reporting unit was less than its carrying amount as of January 1, 2002. In the event that the fair value of each reporting unit was less than the carrying amount, the second step of the test would be required to determine if the carrying value of goodwill exceeded the implied value. We determined that we did not have a transitional impairment of goodwill because the fair value of each reporting unit exceeded its carrying amount. As of December 31, 2002, no impairment of goodwill has been recognized. Goodwill will also be tested for impairment in the manner described above on July 1st of each year or earlier if indicators of potential impairment exist. If estimates change, a materially different impairment conclusion could result.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for the disposal of long-lived assets and discontinued operations. SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and is effective for fiscal years beginning after December 15, 2001. The adoption of this Standard on January 1, 2002 did not have a material impact on our financial position and results of operations.

In November 2001, the FASB announced Emerging Issues Task Force ("EITF") Topic No. D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expense Incurred," is required to be applied in financial reporting periods beginning after December 15, 2001. The EITF requires companies to characterize reimbursements received for out-of-pocket expenses as revenues in the statement of operations. Historically, we have netted reimbursements received for out-of-pocket expenses against the related expenses in the statement of operations. Application of this EITF requires that comparative financial statements for prior periods be reclassified to comply with the guidance. We adopted this EITF as of January 1, 2002 and have reclassified our prior-period, consolidated financial statements to conform to the current presentation. These reclassifications resulted in increased revenue and cost of revenue of $2.1 million and $1.7 million for the twelve months ended December 31, 2001 and 2000, respectively. The adoption of this EITF did not have a material effect on total revenues or gross margin percentages and has no impact on results of operations as it required an equivalent increase to both revenue and cost of revenue. Comparable amounts for 2002 are not available as out-of-pocket expenses are characterized as revenue upon invoicing.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. Our disclosure of guarantees is included in Note 18 of the "Notes to Consolidated Financial Statements." We believe the adoption of this interpretation will not have a material impact on our consolidated results of operations or financial position.

In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," an amendment of SFAS No. 123. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on our consolidated results of operations or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We did not have any variable interest entities as of December 31, 2002. We are currently evaluating the provisions of the Interpretation, but believe its adoption will not have a material impact on our consolidated results of operations or our financial position.

Inflation. Management believes that inflation has not had a significant impact on the price of our products, the cost of our materials, or our operating results for any of the three years ended December 31, 2002.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to a variety of risks, including changes in interest rates affecting the return on investments and foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in interest rates and foreign currency values.

Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We place our investments with high-quality issuers and, by policy, we limit the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Our investments in marketable securities consist primarily of high-grade corporate and government securities with fixed interest rates and maturities of less than three years. Investments purchased with an original maturity of three months or less are considered to be cash equivalents. We classify all of our investments as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

At any time, a significant increase/decrease in interest rates will have an impact on the fair market value and interest earnings of our investment portfolio. We do not currently hedge this interest rate exposure. We have performed a sensitivity analysis as of December 31, 2002 and 2001, using a modeling technique that measures the change in the fair values arising from a hypothetical 50 basis points and 100 basis points adverse movement in the levels of interest rates across the entire yield curve, which are representative of historical movements in the Federal Funds Rate with all other variables held constant. The analysis covers our investment and is based on the weighted average maturity of our investments as of December 31, 2002 and 2001. The sensitivity analysis indicated that a hypothetical 50 basis points adverse movement in interest rates would result in a loss in the fair values of our investment instruments of approximately $231,000 at December 31, 2002 and approximately $188,000 at December 31, 2001. Similarly a hypothetical 100 basis points adverse movement in interest rates would result in a loss in the fair values of our investments of approximately $460,000 at December 31, 2002 and approximately $377,000 at December 31, 2001.

Foreign Currency Risk. Our performance can be affected by changes in foreign currency values relative to the U.S. dollar in relation to the Company's revenue and operating expenses. We have entered into forward foreign exchange contracts primarily to hedge amounts due from and the net assets of selected subsidiaries denominated in foreign currencies (mainly in Europe and Asia Pacific) against fluctuations in exchange rates. We have not entered into forward foreign exchange contracts for speculative or trading purposes. Our accounting policies for these contracts are based on our designation of the contracts as hedging transactions. The criteria we use for designating a contract as a hedge include the contract's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on foreign exchange contracts are recognized in income in the same period as gains and losses on the underlying transactions. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related forward foreign exchange contract would be recognized in income in the same period. In addition, since we enter into forward contracts only as a hedge, any change in currency rates would not result in any material net gain or loss, as any gain or loss on the underlying foreign currency denominated balance would be offset by the gain or loss on the forward contract. Our forward contracts generally have an original maturity of three months. The total notional values of forward contracts purchased and forward contracts sold in 2002 were $19.0 million and $4.1 million, respectively. We do not expect gains or losses on these contracts to have a material impact on our consolidated financial results (see Note 19).

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 are incorporated herein by reference and submitted as a separate section of this Form 10-K. (See Item 15).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

We hereby incorporate by reference the information appearing under the caption "Election of Directors," under the caption "Executive Officers of the Company," and under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for our 2003 Annual Meeting to be filed with the Securities and Exchange Commission.

Item 11. *Executive Compensation*

We hereby incorporate by reference the information appearing under the caption "Executive Compensation" and under the caption "Election of Directors" of our definitive Proxy Statement for our 2003 Annual Meeting to be filed with the Securities and Exchange Commission.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

We hereby incorporate by reference the information appearing under the caption "Voting Securities and Principal Holders Thereof" and "Equity Compensation Plans" of our definitive Proxy Statement for our 2003 Annual Meeting to be filed with the Securities and Exchange Commission.

Item 13. *Certain Relationships and Related Transactions*

We hereby incorporate by reference the information appearing under the caption "Related Party Transactions" of our definitive Proxy Statement for our 2003 Annual Meeting to be filed with the Securities and Exchange Commission.

Item 14. *Controls and Procedures*

(a) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

(b) There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the evaluation. No significant deficiencies or material weaknesses were detected in our internal controls, and, therefore, no corrective actions were taken.

PART IV

Item 15. *Exhibits, Financial Statement Schedule, and Reports on Form 8-K*

(a) Independent Auditors' Report, Financial Statements and Financial Statement Schedule

(b) Reports on Form 8-K

No reports on Form 8-K were filed during the fourth quarter ended December 31, 2002.

(c) Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit No.	Exhibit Description
3.1*	Restated Certificate of Incorporation, as amended *(filed as Exhibit 3.1 to Registrant's Form S-4 filed on January 26, 1996; Registration No. 333-00676).*
3.1.1*	Certificate of Amendment of Restated Certificate of Incorporation *(filed as Exhibit 3.1.1 to Registrant's Form S-4 filed on January 26, 1996, Registration No. 333-00676).*
3.2*	Bylaws *(filed as Exhibit 3.2 of the Registrant's registration statement on Form S-1, Registration No. 33-15004).*
4.1*	Form of certificate evidencing Common Stock *(filed as Exhibit 4.1 to Registrant's registration statement on Form S-1, Registration No. 33-15004).*
4.2*	Rights Agreement, dated as of November 4, 1988 between FileNet Corporation and the First National Bank of Boston, which includes the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B *(filed as Exhibit 4.2 to Registrant's registration statement on Form S-4 filed on January 26, 1996; Registration No. 333-00676).*
4.3*	Amendment One dated July 31, 1998 and Amendment Two dated November 9, 1998 to Rights Agreement dated as of November 4, 1988 between FileNet Corporation and BANKBOSTON, N.A. formerly known as The First National Bank of Boston *(filed as Exhibit 4.3 to Registrant's registration statement on Form 10-Q for the quarter ended September 30, 1998).*
4.4*	Amendment Three dated November 30, 2001 to Rights Agreement dated as of November 4, 1988 between FileNet Corporation and Equiserve Trust Company, N.A., successors to BANKBOSTON, N.A. *(filed as Exhibit 4.4 to Registrant's Annual Report on Form 10-K filed for the year ended December 31, 2001).*
10.1*	Second Amended and Restated Credit Agreement (Multi-currency) by and between the Registrant and Bank of America National Trust and Savings Association dated June 30, 1999, effective June 30, 1999 *(filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)* as amended by a Waiver and First Amendment to Credit Agreement dated as of June 29, 2001 and by a letter amendment dated as of April 5, 2002.
10.1.1*	Waiver and First Amendment to Credit Agreement (Multi-currency) by and among the Registrant and Bank of America, N.A., formerly known as Bank of America National Trust and Savings Association, dated June 29, 2001, effective June 29, *2001 (filed as Exhibit 10/1 to Registrant's Annual Report on Form 10-K filed for the year ended December 31, 2001).*
10.1.2*	Letter amendment dated as of April 5, 2002 and Third Amendment to Credit Agreement (Multi-currency) by and between the Registrant and Bank of America, N.A., dated as of June 28, 2002 *(filed as Exhibit 10.1.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).*
10.2*+	Amended and Restated 1995 Stock Option Plan of FileNet *(filed as Exhibit 99.1 to Registrant's registration statement on Form S-8 filed on October 15, 2001; Registration No. 333-71598).*
10.3*+	Second Amended and Restated 1986 Stock Option Plan of FileNet Corporation, together with the forms of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement *(filed as Exhibits 4(a), 4(b) and 4(c), respectively, to the Registrant's registration statement on Form S-8, Registration No. 33-48499)*, the first Amendment thereto *(filed as Exhibit 4(d) to the Registrant's registration statement on Form S-8, Registration No. 33-69920)*, and the Second Amendment thereto *(filed as Appendix A to the Registrant's Proxy Statement for the Registrant's 1994 Annual Meeting of Stockholders, filed on April 29, 1994).*
10.4*+	Non-Statutory Stock Option Agreement (with Notice of Grant of Stock Option and Special Addendum) between Registrant and Mr. Lee Roberts *(filed as Exhibit 99.17 to Registrant's registration statement on Form S-8 filed on August 20, 1997).*
10.5*+	Non-Statutory Stock Option Agreement (with Notice of Grant of Stock Option and Special Addendum) between Registrant and Mr. Ron *Ercanbrack (filed as Exhibit 99.19 to Registrant's registration statement on Form S-8 filed on August 20, 1997).*

10.6*+ Amended and Restated FileNet Corporation 1998 Employee Stock Purchase Plan *(filed as Appendix B to Registrant's Definitive Proxy Statement on Schedule 14A, for the Registrant's 2002 Annual Meeting of Stockholders, filed on April 18, 2002).*

10.7*+ FileNet Corporation International Employee Stock Purchase Plan *(filed as Appendix C to Registrant's Definitive Proxy Statement on Schedule 14A, for the Registrant's 2002 Annual Meeting of Stockholders, filed on April 18, 2002).*

10.8* Lease between the Registrant and C. J. Segerstrom & Sons for the headquarters of the Company, dated September 1, 1999 *(filed as Exhibit 10.23 to Registrant's registration statement on Form 10-Q for the quarter ended September 30, 1999).*

10.9* Asset Purchase Agreement between the Registrant and Application Partners, Inc. dated May 18, 2000 *(filed as Exhibit 10.24 to Registrant's Form 10-Q for the quarter ended June 30, 2000).*

10.10*+ Written Compensation Agreement and Non-Statutory Stock Option Agreement (with Notice of Grant of Stock Option and Special Addendum) between Registrant and Mr. Sam Auriemma *(filed as Exhibit 99.1 and 99.2 to Registrant's registration statement on Form S-8, filed on April 20, 2001; Registration No. 333-59274).*

10.11* Asset Purchase Agreement dated April 2, 2002 by and between 3565 Acquisition Corporation and eGrail, Inc. *(filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on April 12, 2002).*

10.12*+ Secured Promissory Note between Registrant and Mr. Lee D. Roberts dated June 14, 2002 *(filed as Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).*

10.13*+ Option Exchange Agreement between Registrant and Mr. Ron L. Ercanbrack, dated May 22, 2002, together with form of Incentive Stock Option Agreement and Grant Notice *(filed as Exhibit 10.13 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).*

10.14*+ The 2002 Incentive Award Plan, as approved by stockholders at the Registrant's Annual Meeting on May 22, 2002, together with the forms of Incentive Option Agreement and Non-Qualified Stock Option Agreement for Independent *Directors (filed as Exhibit 10.14 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).*

10.14.1*+ Amended Form of 2002 Incentive Award Plan Incentive Option Agreement with Notice of Grant of Stock Option *(filed as Exhibit 10.14.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).*

10.14.2*+ Amended Form of 2002 Incentive Award Plan Non-Qualified Stock Option Agreement for Independent Directors with Notice of Grant of Stock *Option (filed as Exhibit 10.14.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).*

21.1 List of subsidiaries of Registrant *(filed as FileNet Corporation Subsidiary Information).*

23.1 Independent Auditors' consent

** Incorporated herein by reference*
+ Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FILENET CORPORATION

Date: March 28, 2003

By: /s/ *Lee D. Roberts*
Lee D. Roberts
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

DATE	SIGNATURE AND TITLE
March 28, 2003	/s/ *Lee D. Roberts* Lee D. Roberts Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
March 28, 2003	/s/ *Sam M. Auriemma* Sam M Auriemma, Chief Financial Officer and Senior Vice President, Finance (Principal Financial and Accounting Officer)
March 28, 2003	/s/ *Theodore J. Smith* Theodore J. Smith Director
March 28, 2003	/s/ *L. George Klaus* L. George Klaus Director
March 28, 2003	/s/ *William P. Lyons* William P. Lyons Director
March 28, 2003	/s/ *John C. Savage* John C. Savage Director
March 28, 2003	/s/ *Roger S. Siboni* Roger S. Siboni Director

CERTIFICATIONS

I, Lee D. Roberts, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of FileNet Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Lee D. Roberts
Lee D. Roberts
Chief Executive Officer

I, Sam M. Auriemma, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of FileNet Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

> a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
>
> b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
>
> c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

> a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
>
> b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Sam M. Auriemma
Sam M. Auriemma
Chief Financial Officer

Index to Consolidated Financial Statements

As required under Item 8, Financial Statements and Supplementary Data, FileNet Corporation's consolidated financial statements are provided in this separate section as follows:

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of
FileNet Corporation:

We have audited the accompanying consolidated balance sheets of FileNet Corporation and its subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FileNet Corporation and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as a result of adopting Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
January 29, 2003

CONSOLIDATED BALANCE SHEETS

ASSETS

(In thousands, except share and per share amounts)

December 31,	**2002**	**2001**
Current assets:		
Cash and cash equivalents	$ 130,154	$ 107,502
Short-term investments	29,188	64,660
Accounts receivable, net of allowances for doubtful accounts and sales returns of $4,232 and $3,567 at December 31, 2002 and 2001, respectively	44,839	36,909
Inventories, net	2,568	2,993
Prepaid expenses and other current assets	13,317	9,521
Deferred income taxes	802	2,779
Total current assets	220,868	224,364
Property, net	34,641	44,206
Long-term investments	25,864	-
Goodwill	16,907	9,953
Intangible assets, net of accumulated amortization of $544 and $204 at December 31, 2002 and 2001, respectively	3,029	182
Deferred income taxes	21,792	21,445
Other assets	4,935	1,489
Total assets	$ 328,036	$ 301,639

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 7,706	$ 8,282
Accrued compensation and benefits	20,729	17,804
Customer deposits and advances	2,962	4,848
Unearned maintenance revenue	38,945	30,996
Income taxes payable	-	3,999
Other accrued liabilities	15,224	13,685
Total current liabilities	85,566	79,614
Unearned maintenance revenue	3,565	6,200
Commitments and contingencies (Notes 10, 17 and 18)		
Stockholders' equity:		
Preferred stock, $0.10 par value; 7,000,000 shares authorized; none issued and outstanding		
Common stock, $0.01 par value; 100,000,000 shares authorized; 37,014,512 shares issued and 35,916,512 shares outstanding at December 31, 2002; and 36,389,682 shares issued and 35,291,682 shares outstanding at December 31, 2001	206,676	199,526
Retained earnings	53,178	44,906
Accumulated other comprehensive loss	(6,382)	(14,040)
	253,472	230,392
Treasury stock, at cost; 1,098,000 shares at December 31, 2002 and 2001	(14,567)	(14,567)
Net stockholders' equity	238,905	215,825
Total liabilities and stockholders' equity	$ 328,036	$ 301,639

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

Year Ended December 31,	**2002**	**2001**	**2000**
Revenue:			
Software	$ 132,508	$ 119,014	$ 204,872
Customer support	149,847	132,382	110,306
Professional services and education	56,959	69,186	63,985
Hardware	7,703	14,028	21,199
Total revenue	347,017	334,610	400,362
Cost of revenue:			
Cost of software revenue	10,565	7,522	14,643
Cost of customer support revenue	38,608	42,396	45,876
Cost of professional services and education revenue	50,408	59,896	56,100
Cost of hardware revenue	5,995	10,211	13,559
Total cost of revenues	105,576	120,025	130,178
Gross profit	241,441	214,585	270,184
Operating expenses:			
Research and development	71,735	68,838	57,914
Selling, general and administrative	163,765	169,505	164,941
In-process research and development	400	-	2,984
Total operating expenses	235,900	238,343	225,839
Operating income (loss)	5,541	(23,758)	44,345
Other income, net	5,209	2,503	5,406
Income (loss) before income taxes	10,750	(21,255)	49,751
Provision (benefit) for income taxes	2,478	(4,633)	11,204
Net income (loss)	$ 8,272	$ (16,622)	$ 38,547
Earnings (loss) per share:			
Basic	$ .23	$ (0.47)	$ 1.13
Diluted	$ .23	$ (0.47)	$ 1.05
Weighted average shares outstanding:			
Basic	35,590	35,117	34,155
Diluted	36,709	35,117	36,765

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

(In thousands)

Year Ended December 31,	**2002**	**2001**	**2000**
Net income (loss)	$ 8,272	$ (16,622)	$ 38,547
Other comprehensive income (loss):			
Foreign currency translation adjustments	7,631	(3,056)	(3,385)
Unrealized holding gains (losses) on available-for-sale securities, net of tax	27	77	59
Other comprehensive income (loss)	7,658	(2,979)	(3,326)
Comprehensive income (loss)	$ 15,930	$ (19,601)	$ 35,221

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Retained	Accumulated Other Comprehensive	Treasury Stock		
	Shares	Amount	Earnings	Operations	Shares	Amount	Total
Balances at January 1, 2000	33,579	$ 149,779	$ 22,981	$ (7,735)	(1,098)	$ (14,567)	$ 150,458
Stock options exercised	2,081	19,981					19,981
Stock option income tax benefit		14,408					14,408
Common stock issued under the Employee Qualified Stock Purchase Plan	281	4,889					4,889
Foreign currency translation adjustment				(3,385)			(3,385)
Net income			38,547				38,547
Unrealized holding gains on available-for-sale securities				59			59
Balances at December 31, 2000	35,941	$ 189,057	$ 61,528	$ (11,061)	(1,098)	$ (14,567)	$ 224,957
Stock options exercised	486	4,722					4,722
Stock option income tax benefit		1,749					1,749
Common stock issued under the Employee Qualified Stock Purchase Plan	339	3,998					3,998
Cancelled and retired escrow shares issued in business combinations	(376)						
Foreign currency translation adjustment				(3,056)			(3,056)
Net (loss)			(16,622)				(16,622)
Unrealized holding gains on available-for-sale-securities				77			77
Balances at December 31, 2001	36,390	$ 199,526	$ 44,906	$ (14,040)	(1,098)	$ (14,567)	$ 215,825
Stock options exercised	286	2,753					2,753
Stock option income tax benefit		685					685
Common stock issued under the Employee Qualified Stock Purchase Plan	339	3,712					3,712
Foreign currency translation adjustment				7,631			7,631
Net income			8,272				8,272
Unrealized holding gains on available-for-sale-securities				27			27
Balances at December 31, 2002	37,015	$ 206,676	$ 53,178	$ (6,382)	(1,098)	$ (14,567)	$ 238,905

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended December 31,	2002	2001	2000
Cash flows provided by operating activities:			
Net income (loss)	$ 8,272	$ (16,622)	$ 38,547
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Purchased in-process research and development	400	-	2,984
Depreciation and amortization	21,588	24,349	19,827
Loss on sale of fixed assets	47	264	107
Provision for doubtful accounts and sales returns	1,752	1,482	2,280
Deferred income taxes	1,629	(8,286)	(10,248)
Stock option income tax benefit	685	1,749	14,408
Changes in operating assets and liabilities net of effects of acquisitions:			
Accounts receivable	(7,818)	51,128	(19,908)
Inventories	425	405	6
Prepaid expenses and other current assets	(3,425)	185	(4,897)
Accounts payable	(940)	(8,236)	155
Accrued compensation and benefits	2,101	(8,119)	2,582
Customer deposits and advances	(1,895)	2,936	(3,267)
Unearned maintenance revenue	4,651	9,842	7,530
Income taxes payable	(3,966)	(5,559)	2,040
Other assets and liabilities	(2,066)	(3,044)	2,899
Net cash provided by operating activities	21,440	42,474	55,045
Cash flows used for investing activities:			
Capital expenditures	(10,825)	(14,075)	(27,721)
Proceeds from sale of property	66	329	427
Note receivable	(1,900)	-	-
Cash paid for acquisitions, net of cash acquired	(9,359)	-	(20,000)
Purchases of investments	(134,528)	(148,570)	(40,442)
Proceeds from sales and maturities of investments	146,571	120,433	39,901
Net cash used in investing activities	(9,975)	(41,883)	(47,835)
Cash flows provided by financing activities:			
Proceeds from issuance of common stock	6,465	8,720	24,870
Principal payments on capital lease obligations	(1,799)	(935)	(194)
Net cash provided by financing activities	4,666	7,785	24,676
Effect of exchange rate changes on cash and cash equivalents	6,521	(2,371)	(1,917)
Net increase in cash and cash equivalents	22,652	6,005	29,969
Cash and cash equivalents, beginning of year	107,502	101,497	71,528
Cash and cash equivalents, end of year	$ 130,154	$ 107,502	$ 101,497
Supplemental cash flow information:			
Interest paid	$ 100	$ 92	$ 69
Income taxes paid	$ 4,301	$ 7,045	$ 6,996
See Note 13 for non-cash investing and financing activities			

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 *Nature of Operations*

FileNet Corporation ("FileNet" or "the Company") develops, markets, sells and supports a unified platform and framework for Enterprise Content Management ("ECM") software and solutions that delivers capabilities in a tightly integrated and synchronized offering. Additionally, the Company manufactures and sells a line of 12-inch, 30 gigabyte Optical Storage and Retrieval Libraries ("OSARs"). The Company markets its products to a broad range of industries in more than 90 countries through a global sales, service and support organization, including its ValueNet business partner program of resellers, system integrators and application developers.

Note 2 *Summary of Significant Accounting Policies*

Basis of Presentation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and sales returns, inventory allowances, warranty costs, contingencies and taxes.

Foreign Currency Translation. The Company measures the financial statements of its foreign subsidiaries using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders' equity. A cumulative translation gain of $208,337 was transferred from cumulative translation adjustments and included in determining net loss for 2001 as a result of the liquidation of an investment in a foreign entity. Gains and losses from foreign currency transactions are included in other income, net. Transaction gains and losses incurred during the years ended December 31, 2002, 2001 and 2000 were a gain of $1.5 million, a loss of $13,250, and a gain of $315,975, respectively.

Cash Equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents and are stated at cost, which approximates fair value. Cash equivalents generally consist of cash, time deposits, commercial paper, U.S. government and U.S. government agencies instruments, money market funds and other money market instruments. The Company invests its excess cash only in investment AAA grade money market instruments from companies in a variety of industries and, therefore, believes that it bears minimal principal risk.

Investments. The Company's investments consist of marketable securities, primarily high-grade corporate and government securities with maturities of less than three years. The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity (Note 7).

Other Financial Instruments. The Company enters into forward foreign exchange contracts as a hedge against the effects of fluctuating currency exchange rates on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity. The Company is exposed to market risk on the forward foreign exchange contracts as a result of changes in foreign exchange rates; however, the market risk should be offset by changes in the valuation of the underlying exposures. Gains and losses on these contracts, which equal the difference between the forward contract rate and the prevailing market spot rate at the time of valuation, are recognized in the consolidated statements of operations. These contracts mature every three months at the end of each quarter. The Company opens new hedge contracts on the last business day of each quarter that will mature at the end of the following quarter. The counterparties to these contracts are major financial institutions. The Company uses commercial rating agencies to evaluate the credit quality of the counterparties and does not anticipate nonperformance by any counterparties. The Company does not anticipate a material loss resulting from credit risks related to any of these institutions (Note 19).

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts that were not formerly considered derivatives and may now meet the definition of a derivative. Additionally, this standard required the Company to record all derivatives on the balance sheet at fair value. For derivatives that qualify for hedge accounting, changes in the fair value of derivatives are offset by the change in fair value of the hedged assets, liabilities, or firm commitments as appropriate for cash flow and fair value hedges. The Company adopted this standard effective January 1, 2001, and it has had no significant effect on the Company's consolidated results of operations, financial position, or cash flows.

Fair Value of Financial Instruments. The recorded amounts of financial assets and liabilities at December 31, 2002 and 2001, approximate fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Accounts Receivable. The Company evaluates the creditworthiness of its customers prior to order fulfillment and regularly adjusts credit limits based upon ongoing credit evaluations of a customer's payment history and current creditworthiness. An allowance for estimated credit losses is maintained and such losses have been within management's expectations and the provisions established.

Inventories. Inventories are stated at the lower of first-in, first-out, cost, or market (Note 8). The Company regularly monitors inventories for excess or obsolete items and makes any necessary adjustments at each balance sheet date.

Property. Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease (Note 9).

Long-Lived Assets. The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which the Company adopted effective January 1, 2002. In accordance with SFAS No. 144, long-lived assets are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. Based on the Company's most recent analysis, the Company believes there is no impairment at December 31, 2002.

Change In Accounting for Goodwill. Prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill arising from our API acquisition that took place on May 18, 2000, was amortized on a straight-line basis over five years and assembled workforce was amortized on a straight-line basis over three years (Note 3). The Company adopted SFAS No. 142 on January 1, 2002. As a result, assembled workforce no longer meets the definition of a separately identified intangible asset under the provisions of SFAS No. 142, and the unamortized balance of $182,000 was reclassified as goodwill at January 1, 2002. In accordance with this Standard, the Company ceased amortizing the goodwill balance of $10.1 million from its 2000 acquisition of Applications Partner, Inc. as of January 1, 2002 and there were no indefinite life intangible assets as of January 1, 2002. Goodwill of $5.8 million resulting from the acquisition of eGrail in April 2002 is also not being amortized. In accordance with SFAS No. 142, the Company was required to perform a two-step transitional impairment review. The first step of this review was completed by June 30, 2002 with the determination of the fair value of the Company's reporting units in order to identify whether the fair value of each reporting unit was less than its carrying amount as of January 1, 2002. In the event that the fair value of each reporting unit was less than the carrying amount, the second step of the test would be required to determine if the carrying value of goodwill exceeded the implied value. The Company determined that it did not have a transitional impairment of goodwill because the fair value of each reporting unit exceeded its carrying amount. As of December 31, 2002, no impairment of goodwill has been recognized. Goodwill will also be tested for impairment in the manner described above on July 1st of each year or earlier if indicators of potential impairment exist. If estimates change, a materially different impairment conclusion could result (Note 12).

Intangible Assets. Acquired technology resulting from the asset purchase of eGrail in April 2002 was assigned a useful life of five years and patents were assigned a useful life of two years. Amortization of acquired technology is recorded on a straight-line basis as a cost of software revenue and amortization of patents is recorded on a straight-line basis as an operating expense.

Revenue Recognition. Revenues from sales of software licenses sold through direct and indirect channels, which generally do not contain multiple elements, are recognized upon shipment of the related product, if the requirements of Statement of Position ("SOP") 97-2, as amended, are met. If the requirements of SOP 97-2, including evidence of an arrangement, delivery, fixed or determinable fee, collectibility and vendor specific evidence about the value of an element are not met at the date of shipment, revenue recognition is deferred until such elements are known or resolved. For arrangements with multiple elements, revenue is allocated to each element of a transaction based upon its fair value as determined in reliance on vendor specific objective evidence. Revenue from post-contract customer support is recognized ratably over the term of the arrangement, which is typically twelve months. Revenue from professional services and training is recognized as such services are delivered and accepted by the customer. Anticipated losses on fixed-price professional services contracts are recognized in the period when they become known.

Product Warranty. The Company provides a 90-day warranty for its hardware products against defects in materials and workmanship and for its software products against substantial nonconformance to the published documentation at time of delivery. A provision for estimated warranty costs is recorded at the time of sale or license and periodically adjusted to reflect actual experience (Note 11).

Research and Development. The Company expenses research and development costs as incurred. No amounts are required to be capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," as of December 31, 2002 and 2001 because software is substantially completed concurrently with the establishment of technological feasibility.

Income Taxes. The provision for incomes taxes is determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that such deferred tax assets will not be realized (Note 15).

Earnings (Loss) Per Share. Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan using the treasury stock method. Diluted loss per share excludes these adjustments as the impact would be antidilutive (Note 5).

Supplier Concentrations. Certain components for the Company's proprietary 12-inch OSARs are available only from a single source. Any inability to obtain components in the amounts needed on a timely basis could result in delays in product shipments that could have an adverse effect on the Company's consolidated operating results. However, the Company has qualified and is able to purchase and sell 5¼-inch optical storage and retrieval devices from an alternative source which could be utilized by the Company's customers in the event of any interruptions in the delivery of components for the Company's own OSAR product.

Stock-Based Compensation. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". No stock-based compensation expense was recorded in the consolidated statements of operations for the years ended December 31, 2002 and 2001, respectively.

The following table summarizes the Company's net income (loss) and net income (loss) per share on a pro forma basis had compensation cost for the Company's stock-based compensation plans been determined based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation:"

	(In thousands, except per share amounts)		
	2002	**2001**	**2000**
Net income (loss), as reported	$ 8,272	$ (16,622)	$ 38,547
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,735)	(12,381)	(8,807)
Pro forma net income (loss)	$ (463)	$ (29,003)	$ 29,740
Earnings per share:			
Basic earnings (loss) per share - as reported	$ 0.23	$ (0.47)	$ 1.13
Basic earnings (loss) per share – pro forma	$ (0.01)	$ (0.83)	$ 0.87
Diluted earnings (loss) per share - as reported	$ 0.23	$ (0.47)	$ 1.05
Diluted earnings (loss) per share – pro forma	$ (0.01)	$ (0.83)	$ 0.81

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000; expected volatility of 68% for 2002, 78% for 2001 and 80% for 2000; risk-free interest rates of 2.0% to 4.61% for 2002, 3.6% to 5.3% for 2001, and 6.1% to 6.5% for 2000; and an expected life of one year from the vest date. Pro forma compensation cost of shares issued under the Employee Qualified Stock Purchase Plan is measured based on the discount from market value on the date of purchase in accordance with SFAS No. 123.

Recently Issued Accounting Pronouncements. In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which was effective immediately. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and it eliminated the pooling-of-interests method. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements. The Company's April 2002 acquisition of certain assets and certain liabilities of eGrail, Inc. was accounted for in compliance with this pronouncement (Note 3).

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which the Company adopted January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually and written down when impaired. SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with this Standard, the Company no longer amortizes goodwill and indefinite life intangible assets but evaluates their carrying value annually or when events or circumstances indicate that their carrying value may be impaired. Assembled workforce no longer meets the definition of a separately identified intangible asset under the provisions of SFAS No. 141, and the unamortized balance of $182,000 was reclassified as goodwill at January 1, 2002. The Company ceased amortizing the goodwill balance of $10.1 million from its 2000 acquisition of Applications Partner, Inc. as of January 1, 2002. The Company had no indefinite life intangible assets as of January 1, 2002. In accordance with SFAS No. 142, the Company was required to perform a two-step transitional impairment review. The first step of this review was completed by June 30, 2002 with the determination of the fair value of the Company's reporting units in order to identify whether the fair value of each reporting unit was less than its carrying amount as of January 1, 2002. In the event that the fair value of each reporting unit was less than the carrying amount, the second step of the test would be required to determine if the carrying value of goodwill exceeded the implied value. The Company determined that it did not have a transitional impairment of goodwill because the fair value of each reporting unit exceeded its carrying amount. As of December 31, 2002, no impairment of goodwill has been recognized. Goodwill will also be tested for impairment in the manner described above on July 1st of each year or earlier if indicators of potential impairment exist. If estimates change, a materially different impairment conclusion could result.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for the disposal of long-lived assets and discontinued operations. SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and is effective for fiscal years beginning after December 15, 2001. The adoption of this Standard on January 1, 2002 did not have a material impact on the Company's consolidated financial position and results of operations.

In November 2001, the FASB announced Emerging Issues Task Force ("EITF") Topic No. D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expense Incurred", which is required to be applied in financial reporting periods beginning after December 15, 2001. The EITF requires companies to characterize reimbursements received for out-of-pocket expenses as revenues in the consolidated statement of operations. Historically, the Company has netted reimbursements received for out-of-pocket expenses against the related expenses in the statement of operations. Application of this EITF requires that comparative financial statements for prior periods be reclassified to comply with the guidance. The Company adopted this EITF as of January 1, 2002 and has reclassified its prior-period, consolidated financial statements to conform to the current presentation. These reclassifications resulted in increased revenue and cost of revenue of $2.1 million and $1.7 million for the twelve months ended December 31, 2001 and 2000, respectively. The adoption of this EITF did not have a material effect on total revenues or gross margin percentages and has no impact on consolidated results of operations, as it required an equivalent increase to both revenue and cost of revenue. Comparable amounts for 2002 are not available as out-of-pocket expenses are characterized as revenue upon invoicing.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. See Note 18 for disclosure of guarantees. The Company believes the adoption of such interpretation will not have a material impact on its consolidated results of operations or financial position.

In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," an amendment of SFAS No. 123. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated results of operations or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company did not have any variable interest entities as of December 31, 2002. The Company is currently evaluating the provisions of the interpretation, but believes its adoption will not have a material impact on its consolidated results of operations or its financial position.

Reclassifications. Certain reclassifications have been made to prior-years' balances to conform to the current year's presentation.

Note 3 *Acquisitions*

On May 18, 2000, the Company acquired certain assets from Application Partners, Incorporated ("API") for $20.0 million. The acquisition was accounted for as an asset purchase and the purchase price was allocated as follows (in thousands):

Assembled workforce	$ 386
Goodwill	14,552
In-process research and development	2,984
Prepaid expense	2,000
Property	78
Total purchase price	$ 20,000

The amount allocated to assembled workforce was being amortized over an estimated useful life of three years. The amount allocated to goodwill was being amortized over an estimated useful life of five years and with the adoption of SFAS No. 142, the Company ceased amortizing these assets as of January 1, 2002. Additionally, retention payments of $2.0 million were recorded as a prepaid asset and were expensed when paid in 2001 based upon defined employment requirements.

Based upon an independent third-party appraisal, the Company allocated approximately $3.0 million to in-process research and development that was an element of the purchase price and was expensed upon acquisition. These in-process research and development expenses were related to new product projects that were under development at the date of the acquisition and were expected to eventually lead to new products but had not yet established feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future net cash flows of the products over their expected life, reflecting the estimated percent of completion of the projects and an estimate of the costs to complete the projects. New product development projects underway at API at the time of the acquisition included Sequis, an eService application that the Company estimated to be 88% complete at the date of the acquisition. The cost to complete the project was estimated at approximately $300,000 to occur over a three-month period. The Company incurred approximately $356,000 of research and development expenses related to the project, which was 100% complete as of September 30, 2000.

On April 2, 2002, the Company acquired certain assets and assumed certain liabilities of eGrail, Inc. ("eGrail"), a Web content management company, for $9.0 million in cash. This strategic acquisition provides additional Web Content Management ("WCM") software application capabilities that expands the Company's position in the Enterprise Content Management ("ECM") market and contributed to the purchase price that resulted in goodwill. In accordance with SFAS No. 141, "Business Combinations," the acquisition has been accounted for under the purchase method of accounting. The purchase price for eGrail consisted of $9.0 million cash and direct acquisition costs of $359,000. The purchase price was allocated as follows (in thousands):

Net tangible assets	$	581
Goodwill		5,793
Patents		24
Acquired technology		3,300
In-process research and development		400
Liabilities assumed		(739)
	$	9,359

The amount allocated to in-process research and development and acquired technology was determined through established valuation techniques in the high-technology industry by an independent third-party appraiser. In-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. New product development underway at eGrail at the time of the acquisition included the next generation of their Web Content Management product that was in the early stages of design and only 5% complete at the date of the acquisition. The cost to complete the project was estimated at approximately $3.0 million to occur over a twelve-month period. As of December 31, 2002 the Company has incurred approximately $2.9 million of research and development expenses related to the project and estimates an additional $1.0 million in cost to complete the project within the original estimated time period. The remaining purchase price was primarily allocated to tangible assets and goodwill. The acquired technology of $3.3 million was assigned a useful life of five years and patents of $24,000 were assigned a useful life of two years. In accordance with SFAS No. 142, goodwill will not be amortized but will be reviewed for impairment on an annual basis.

Goodwill from these acquisitions was not impaired at December 31, 2002. Goodwill is tax deductible for these asset purchases.

Note 4 *Related-Party Transactions*

In July 2001, the Compensation Committee of the Company's Board of Directors ("the Board") entered into discussions with Lee Roberts, the Company's Chief Executive Officer, regarding a secured loan by the Company to Mr. Roberts to enable him to purchase a home in Orange County, California. In July 2001, the Compensation Committee forwarded its recommendation to the Board to approve, in principle, a secured loan, in the amount of $1.2 million to Mr. Roberts. In September 2001, the Compensation Committee approved, in principle, an increase in the previously requested loan amount to $1.9 million, subject to review of final loan documents and approval of the Board. In May 2002, the Compensation Committee reviewed proposed loan documentation for a secured loan to Mr. Roberts and forwarded its recommendation to the Board to approve the loan on the terms set forth in the loan documents. The loan documents provided that the loan would be secured by the real estate purchased by Mr. Roberts. Subsequently, on June 5, 2002, the Board approved the loan documents and the loan. As of December 31, 2002, FileNet has an outstanding secured note receivable from Mr. Roberts in the amount of $1.9 million that relates to the above-referenced loan and is included in other assets on the consolidated balance sheet. The note bears interest at 2.89% per annum. Accrued interest on the principal balance of this note is payable annually beginning February 15, 2003 and on each February 15th thereafter until the entire principal balance becomes due. The entire outstanding principal balance of this note and any accrued interest is due and payable at the earliest of (a) June 7, 2005, (b) one year after termination of Mr. Roberts' employment by the Company, or (c) ninety (90) days after voluntary termination of employment by Mr. Roberts. Imputed interest for the difference between the stated interest rate of the note and a fair value interest rate of 7% was recorded as compensation expense and a discount that is being amortized over the term of the note to interest income using the effective interest method. The loan to Mr. Roberts is permitted under Section 13 of the Securities Exchange Act of 1934 as amended by Section 402 of the Sarbanes-Oxley Act on July 30, 2002 because it was outstanding on that date. However, its terms cannot be renewed or materially modified in the future.

John Savage, a member of FileNet's Board of Directors and the Audit Committee of FileNet's Board of Directors, is Managing Partner of Alliant Partners, who acted as financial advisors to eGrail and was paid approximately $500,000 by eGrail. Accordingly, John Savage recused himself from all discussions related to the acquisition between FileNet and eGrail and abstained from voting on the transaction.

Note 5 *Earnings (Loss) Per Share*

The following table is a reconciliation of the earnings (loss) and share amounts used in the calculation of basic earnings (loss) per share and diluted earnings (loss) per share.

	(In thousands, except per share amounts)				
		Net Income (loss)	*Shares*		*Per Share Amount*
Year ended December 31, 2000:					
Basic earnings per share	$	38,547	34,155	$	1.13
Effect of dilutive stock options		-	2,610		
Diluted earnings per share	$	38,547	36,765	$	1.05
Year ended December 31, 2001:					
Basic (loss) per share	$	(16,622)	35,117	$	(0.47)
Effect of dilutive stock options		-	-		
Diluted (loss) per share	$	(16,622)	35,117	$	(0.47)
Year ended December 31, 2002:					
Basic earnings per share	$	8,272	35,590	$	0.23
Effect of dilutive stock options		-	1,119		
Diluted earnings per share	$	8,272	36,709	$	0.23

Options to purchase 3,284,849 shares of common stock in fiscal 2001 were outstanding during the year but were not included in the computation of diluted income per share as their effect was antidilutive (Note 14).

Note 6 *Accumulated Other Comprehensive Operations*

Accumulated other comprehensive operations for each of the three years in the period ended December 31 are comprised of the following:

						(In thousands)
		Foreign Currency Translation Adjustment		*Unrealized Holding Gains (Losses)*		*Accumulated Other Comprehensive Operations*
Balance, January 1, 2000	$	(7,638)	$	(97)	$	(7,735)
Current Period Changes		(3,385)		59		(3,326)
Balance, December 31, 2000		(11,023)		(38)		(11,061)
Current Period Changes		(3,056)		77		(2,979)
Balance, December 31, 2001		(14,079)		39		(14,040)
Current Period Changes		7,631		27		7,658
Balance, December 31, 2002	$	(6,448)	$	66	$	(6,382)

Note 7 *Investment Securities Available for Sale*

The Company's investments in marketable securities consist primarily of high-grade corporate and government securities with maturities of less than three years. Investments purchased with an original maturity of three months or less are considered to be cash equivalents. The following table summarizes investment securities available for sale as of December 31:

				(In thousands)
Investment securities available for sale:		2002		2001
Cost	$	54,945	$	64,597
Gross unrealized gains		107		87
Gross unrealized losses		-		(24)
Estimated fair value	$	55,052	$	64,660

There were no significant realized gains or losses for the years ended December 31, 2002 and December 31, 2001. Unrealized holding gains and losses on investments, net of tax, are included in accumulated other comprehensive operations in stockholders' equity at December 31, 2002 and 2001, and were a $66,000 gain and a $39,000 gain, respectively. The change year over year was an unrealized gain of $27,000, net of tax.

The contractual maturities of investments at December 31, 2002 and 2001 are shown below. Actual maturities may differ from contractual maturities because the issuer of the securities may have the right to repurchase such securities. The Company classifies short-term investments in current assets, as all such investments are available for current operations.

	2002		2001	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Debt Securities				
Due in one year or less:				
Short-term munis-taxable	$ 4,227	$ 4,232	$ 3,297	$ 3,278
Commercial paper	-	-	3,485	3,486
Corporate	4,659	4,681	10,832	10,855
Governments/Agencies	20,244	20,275	46,983	47,041
Total	29,130	29,188	64,597	64,660
Due in one to three years:				
Short-term munis-taxable	2,315	2,329	-	-
Commercial paper	-	-	-	-
Corporate	-	-	-	-
Government/Agencies	23,500	23,535	-	-
Total	25,815	25,864	-	-
Grand Total	$ 54,945	$ 55,052	$ 64,597	$ 64,660

(In thousands)

Note 8 *Inventories*

Inventories consisted of the following at December 31:

	2002	2001
Raw materials	$ 1,538	$ 1,872
Work-in-process	979	788
Finished goods	51	333
Total	$ 2,568	$ 2,993

(In thousands)

Note 9 *Property*

Property consisted of the following at December 31:

	2002	2001
Machinery, equipment and software	$ 118,723	$ 121,815
Furniture and fixtures	13,213	13,611
Leasehold improvements	23,416	22,058
Total property	155,352	157,484
Less accumulated depreciation and amortization	(120,711)	(113,278)
Property, net	$ 34,641	$ 44,206

(In thousands)

Note 10 *Leases and Commitments*

The Company leases its corporate offices, sales offices, development and manufacturing facilities, and other equipment under non-cancelable operating leases, some of which have renewal options and generally provide for escalation of the annual rental amount. Amounts related to deferred rent are recorded in other accrued liabilities on the consolidated balance sheet.

Expenses related to operating leases were $16.0 million, $17.5 million, and $18.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The following table summarizes future minimum lease payments required under operating leases at December 31, 2002:

	(In thousands)
2003	$ 13,815
2004	11,861
2005	10,273
2006	9,552
2007	9,288
Thereafter	8,815
Total	$ 63,604

The Company continues to invest in technology equipment and software for research and development and for information systems infrastructure and telecommunications. These investments have been funded through operating leases, capital leases, cash purchases and sale leaseback transactions, including a sale leaseback commitment of $433,400 in 2000 related to previously purchased technology equipment and software. In July 2001, the Company converted its outstanding leases associated with these investments into an eighteen-month capital lease with a value of $2.6 million. No future lease commitments are required under this lease at December 31, 2002.

The Company licenses certain software from third parties with contractual arrangements that require future payment obligations. These obligations were $3.8 million, $3.4 million and $4.7 million at December 31, 2002, 2001 and 2000, respectively, and were due the following year.

Note 11 *Product Warranty*

The Company provides a 90-day warranty for its hardware products against defects in materials and workmanship and for its software products against substantial nonconformance to the published documentation at time of delivery. For hardware products the Company accrues warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. For software products, the Company records the estimated cost of technical support during the warranty period. A provision for these estimated warranty costs is recorded at the time of sale or license. If the Company were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, gross margins could be adversely affected.

The following table represents the warranty activity and balances for the periods shown (in thousands):

	Balance at Beginning of Period	*Additions*	*Deductions*	*Balance at End of Period*
Year ended December 31, 2002:				
Warranty reserves	$ 772	1,146	1,190	$ 728
Year ended December 31, 2001:				
Warranty reserves	764	1,801	1,793	772
Year ended December 31, 2000:				
Warranty reserves	$ 554	2,579	2,369	$ 764

Note 12 *Goodwill and Purchased Intangible Assets*

In acquisitions accounted for using the purchase method, goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired. SFAS No. 142 requires that amortization of goodwill and indefinite life intangibles be discontinued and replaced with periodic review and analysis of goodwill for possible impairment. Intangible assets with definite lives must be amortized over their estimated useful lives. On January 1, 2002 the Company adopted SFAS No. 142, and as a result, goodwill is no longer amortized. Summarized below are the effects on net income (loss) per share data if the Company had followed the non-amortization provisions of SFAS No.142 for all periods presented (in thousands, except per share amounts):

Year ended December 31,	2002	2001	2000
Net income (loss):			
As reported	$ 8,272	$ (16,622)	$ 38,547
Add: goodwill and assembled workforce amortization, net of taxes	-	1,619	1,346
Adjusted net income (loss)	$ 8,272	$ (15,003)	$ 39,893
Basic net income (loss) per share:			
As reported	$ 0.23	$ (0.47)	$ 1.13
Add: goodwill and assembled workforce amortization, net of taxes	-	0.04	0.04
Adjusted basic net income (loss) per share	$ 0.23	$ (0.43)	$ 1.17
Diluted net income (loss) per share:			
As reported	$ 0.23	$ (0.47)	$ 1.05
Add: goodwill and assembled workforce amortization, net of taxes	-	0.04	0.04
Adjusted diluted net income (loss) per share	$ 0.23	$ (0.43)	$ 1.09

A portion of goodwill and intangible assets were allocated to our Ireland subsidiary and therefore the following tables reflect amounts resulting from foreign exchange translation.

The following table presents the changes in goodwill allocated to the reportable segments (in thousands):

	Balance at December 31, 2001	Acquired	Adjustments	Foreign Currency Fluctuation	Balance at December 31, 2002
Software	$ 4,914	$ 3,654	$ 90	$ 483	$ 9,141
Customer support	3,271	406	60	322	4,059
Professional services and education	1,768	1,733	32	174	3,707
Hardware	-	-	-	-	-
Total	$ 9,953	$ 5,793	$ 182	$ 979	$ 16,907

The acquired goodwill resulted from the acquisition of eGrail in April 2002. The adjustments were due to the reclassification of the assembled workforce intangible to goodwill at January 1, 2002 as a result of the adoption of SFAS No. 142.

Acquired technology and patents are the Company's only intangible assets subject to amortization under Statement No. 142. These assets were recorded in connection with the April 2002 eGrail acquisition and are comprised of the following as of December 31, 2002 (in thousands):

	Gross	Accumulated Amortization	Foreign Currency Fluctuation	Net
Acquired technology	$ 3,468	$ (532)	$ 79	$ 3,015
Patents	25	(12)	1	14
	$ 3,493	$ (544)	$ 80	$ 3,029

Acquired technology is being amortized over a useful life of five years and patents are being amortized over a useful life of two years. Amortization expense for amortizing intangible assets was $523,400 for 2002 and estimated future amortization expense (excluding foreign exchange effect) of purchased intangible assets as of December 31, 2002 is as follows (in thousands):

Fiscal Year	Amount
2003	$ 720
2004	712
2005	709
2006	709
2007	179
	$ 3,029

Note 13 *Borrowing Arrangements*

The Company has a one-year, $5.0 million multi-currency revolving line of credit that expires June 27, 2003. Borrowings under the arrangement are unsecured and bear interest at one hundred and twenty-five basis points over the London Interbank Offered Rate. A standby letter of credit fee of one hundred and twenty-five basis points per annum and an annual commitment fee of fifty basis points are assessed against any undrawn amounts.

The Company is restricted from paying dividends during the term of the arrangement and, under the arrangement, must comply with certain financial covenants, including quarterly and annual profitability covenants. As of December 31, 2002 the Company was in compliance with all covenants. There were no borrowings outstanding at December 31, 2002 and 2001.

Note 14 *Stockholders' Equity*

Shareholder Rights Plan. In October 1988, the Company declared a dividend of one common stock purchase right for each outstanding share of common stock. A right may be exercised under certain circumstances to purchase one share of common stock at an exercise price of $87.50, subject to certain anti-dilution adjustments. The rights become exercisable if and when a person (or group of affiliated or associated persons) acquires 15% or more of FileNet's outstanding common stock, or announces an offer that would result in such person acquiring 15% or more of FileNet's common stock. After the rights become exercisable, each right will entitle its holder to buy a number of shares of FileNet's common stock having a market value of twice the exercise price of the rights. After the rights become exercisable, if FileNet is a party to certain merger or business combination transactions or transfers 50% or more of its assets or earnings power (as defined), each right will entitle its holder to buy a number of shares of common stock of the acquiring or surviving entity having a market value of twice the exercise price of the right. The rights expire November 17, 2008 and may be redeemed by FileNet at one cent per right at any time up to ten days after a person has announced that they have acquired 15% or more of FileNet's common stock.

Treasury Stock. In 1997, the Board of Directors authorized, subject to certain business and market conditions, the purchase of up to $10.0 million of the Company's outstanding common stock. During the year ended December 31, 1997, the number of shares purchased under this authorization was 420,000 shares at an aggregate cost of $5.6 million. During the first quarter of 1998, the Company repurchased 278,000 shares of its common stock at an aggregate cost of $4.4 million, thereby completing the stock repurchase program.

Employee Stock Purchase Plans. In May 1998, FileNet adopted the 1998 Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (the "Purchase Plans"). A total of 300,000 shares were authorized to be added to the remaining share reserve under the predecessor 1988 Employee Qualified Stock Purchase Plan so that the total share reserve for the Purchase Plans would be no more than 400,000 shares. In May 2001, shareholders approved adding an additional 300,000 shares to the reserve. In addition, in May 2002, shareholders approved an additional 1,100,000 shares to the reserve. Under the terms of the Purchase Plans, common stock may be offered in successive six-month offering periods to eligible employees of the Company at 85% of the market price of the common stock at the beginning or end of the offering period, whichever is lower. The Purchase Plans cover substantially all employees of the Company. Eligible employees may elect to have a portion of their salary withheld for the purpose of making purchases under the Purchase Plans. Each participant is limited in any plan year to the acquisition of that number of shares that have an aggregate fair market value of not more than $25,000. There are no charges or credits to income in connection with the Purchase Plans. At December

31, 2002, $960,269 had been withheld from employees' salaries pursuant to the Purchase Plans for the current offering period, which expires on April 30, 2003. At December 31, 2002, approximately 1,134,434 shares remained available for future issuance.

Stock Option Plans. In April 1986, the Company adopted the 1986 Stock Option Plan (the "1986 Plan"). Under the amended terms of the 1986 Plan, options to purchase 6,500,000 shares of the Company's common stock were reserved for issuance to employees, officers and directors. Options to purchase 80,740 common shares were exercisable under the 1986 Plan at December 31, 2002. In May 1995, the 1986 Plan was terminated as to future grants and the remaining reserve of 140,098 shares was transferred into the 1995 Stock Option Plan ("1995 Plan"). Outstanding options under the 1986 Plan will continue to be governed by the provisions of agreements evidencing those grants. No common shares remain available for future grants under the 1986 Plan. Options granted under the 1986 Plan were either incentive stock options or nonqualified stock options and became exercisable in 20% annual installments beginning one year after the date of grant and expire no later than ten years plus one day from the date of grant. The exercise price of the incentive stock options and nonqualified options were not to be less than 100% and 85%, respectively, of the fair market value of the Company's common stock at the date of grant. To the extent any outstanding options under the 1986 Plan terminate or expire prior to exercise, the shares subject to those unexercised options will be available for subsequent option grant pursuant to the provisions of the 1995 Plan.

In May 1995, the Company adopted the 1995 Plan. Under the amended terms of the 1995 Plan, options to purchase 8,350,000 shares of the Company's common stock were reserved for issuance to employees, officers and directors. This reserve was added to the 140,098 shares of common stock transferred from the 1986 Plan. Options granted under the 1995 Plan's Discretionary Option Grant Program for employees and the Automatic Option Grant Program for directors have an exercise price per share of 100% of the fair market value per share on the grant date and become exercisable in 25% annual installments beginning one year from the date of grant. On October 21, 1999, the Plan's Discretionary Option Program was amended to change the vesting schedule of all options granted from that date forward to vest twenty-five percent (25%) of the option shares after twelve (12) months of service from the grant date and the balance of the options to vest in thirty-six (36) successive equal monthly installments upon completion of each additional month of service thereafter. As of December 31, 2002, 4,388,466 options were exercisable under the 1995 Plan.

Prior to their merger with FileNet in March 1996 and August 1995, respectively, Saros and Watermark Software, Inc. had adopted stock option plans. The Company assumed the Saros Plan and the Watermark Plan and outstanding options were converted into options to purchase an aggregate of 975,976 shares of FileNet common stock. Outstanding options under these plans will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will not be available for subsequent option grant. At December 31, 2002, a total of 7,789 options were outstanding and exercisable under the Saros Plan. No shares remain outstanding or exercisable under the Watermark Plan.

Future grants to non-employee directors are to be granted under the provisions of the 1995 Plan or the 2002 Incentive Award Plan. On May 15, 1998, the shareholders approved an amendment to the 1995 Plan for the Automatic Option Grant Program to non-employee directors to increase the initial option to purchase 25,000 shares of FileNet common stock at fair market value on the date of grant and an additional 7,000 shares of FileNet common stock at fair market value on the date of grant every year following the initial grant, provided such person continued to be a director at such time.

In August 1997, the Company filed a Form S-8 with the Securities and Exchange Commission registering a Non-Statutory Stock Option Grant of 600,000 shares, dated May 22, 1997, to the Company's current Chief Executive Officer and a Non-Statutory Stock Option Grant of 160,000 shares, dated June

18, 1997, to the Company's current President. In April 2001, the Company filed a Form S-8 with the Securities and Exchange Commission registering a Non-Statutory Stock Option Grant of 140,000 shares, dated September 13, 2000, to the Company's current Chief Financial Officer. Such grants were in accordance with employment agreements entered into by the Company and the grantees. The non-statutory options granted prior to October 21, 1999 have an exercise price per share of 100% of the fair market value per share on the date of grant and vest in 25% installments beginning one year from the date of grant and will expire no later than ten years from the date of grant. The non-statutory options granted after October 21, 1999 have an exercise price per share of 100% of the fair market value per share on the date of grant and vest in installments with 25% exercisable after twelve months of service and the balance exercisable in thirty-six successive equal monthly installments upon completion of each additional month of service thereafter and will expire no later than ten years after the grant date. As of December 31, 2002, 474,532 options were exercisable related to these Non-Statutory Stock Option Grants and 364,218 had been exercised to date.

In May 2002, the Company adopted the 2002 Incentive Award Plan (the "2002 Plan"). Under the terms of the 2002 Plan, options to purchase 1,400,000 shares of the Company's common stock were reserved for issuance to key employees, consultants and independent directors, of which only 140,000 shares may be issued as restricted stock. Options granted under the 2002 Plan for independent directors, consultants and key employees have an exercise price per share of 100% of the fair market value per share on the grant date. Options for key employees and consultants become exercisable as to 25% of the option shares after twelve months of service from the grant date and the balance of the options in thirty-six successive equal monthly installments upon completion of each additional month of service thereafter. Options for independent directors become exercisable as to 25% per year on each of the first, second, third and fourth anniversary provided the director continues as an independent director on each such anniversary. As of December 31, 2002, 1,250,930 options had been granted and no options were exercisable under the 2002 Plan.

Information regarding all stock option plans is as follows:

	Number of Options	*Weighted Average Exercise Price*
Balances, January 1, 2000	7,119,293	$ 10.87
Granted (weighted average fair value of $12.50)	2,161,995	21.67
Exercised	(2,081,458)	9.31
Cancelled	(843,738)	13.87
Balances, December 31, 2000	6,356,092	$ 14.64
Granted (weighted average fair value of $9.30)	2,442,985	16.88
Exercised	(485,270)	9.74
Cancelled	(303,354)	16.45
Balances, December 31, 2001	8,010,453	$ 15.56
Granted (weighted average fair value of $7.02)	1,559,230	13.63
Exercised	(286,114)	9.56
Cancelled	(577,253)	21.42
Balances, December 31, 2002	8,706,316	$ 15.12

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding				Options Exercisable		
Range of Exercise Price	*Number Outstanding*	*Weighted Average Remaining Contractual Life (Years)*		*Weighted Average Exercise Price*	*Number Exercisable*		*Weighted Average Exercise Price*
$1.39 to $9.00	1,767,190	4.81	$	7.95	1,719,850	$	7.93
$9.17 to $12.86	1,738,495	8.08		11.85	640,804		10.66
$12.97 to $15.16	1,823,134	8.28		13.56	691,670		13.73
$15.17 to $21.13	1,751,764	7.87		17.69	794,527		17.81
$21.38 to $41.84	1,625,733	7.06		25.41	1,104,676		25.75
$1.39 to $41.84	8,706,316	7.22	$	15.12	4,951,527	$	14.65

The Company accounts for its stock-based compensation plans in accordance with APB No. 25 and related interpretations. In July 2000, the vesting of options to purchase 75,625 shares were accelerated and immediately exercised in connection with the resignation of one of the Company's officers. The transaction was recorded as compensation expense with an increase in stockholders equity of $581,000. No stock-based compensation expense was recorded in the consolidated statements of operations for the years ended December 31, 2002 and 2001, respectively.

The following table summarizes the Company's net income (loss) and net income (loss) per share on a pro forma basis had compensation cost for the Company's stock-based compensation plans been determined based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation:"

(In thousands, except per share amounts)		2002		2001		2000
Net income (loss), as reported	$	8,272	$	(16,622)	$	38,547
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(8,735)		(12,381)		(8,807)
Pro forma net income (loss)	$	(463)	$	(29,003)	$	29,740
Earnings per share:						
Basic earnings (loss) per share - as reported	$	0.23	$	(0.47)	$	1.13
Basic earnings (loss) per share – pro forma	$	(0.01)	$	(0.83)	$	0.87
Diluted earnings (loss) per share - as reported	$	0.23	$	(0.47)	$	1.05
Diluted earnings (loss) per share – pro forma	$	(0.01)	$	(0.83)	$	0.81

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000; expected volatility of 68% for 2002, 78% for 2001 and 80% for 2000; risk-free interest rates of

2.0% to 4.61% for 2002, 3.6% to 5.3% for 2001, and 6.1% to 6.5% for 2000; and an expected life of one year from the vest date. Pro forma compensation cost of shares issued under the Employee Qualified Stock Purchase Plan is measured based on the discount from market value on the date of purchase in accordance with SFAS No. 123.

Retirement of Shares. In September 2001, 375,700 shares were cancelled and retired as part of a litigation settlement (Note 17).

Note 15 *Income Taxes*

The provision for income taxes at December 31, 2002, 2001 and 2000 consists of the following:

(In thousands)

Year ended December 31,	**2002**	**2001**	**2000**
Current:			
Federal	$ (2,126)	$ (324)	$ 12,758
State	235	1,261	1,121
Foreign	2,740	2,716	7,573
Deferred:			
Federal	1,276	(4,550)	(11,286)
State	353	(3,736)	1,038
Foreign	-	-	-
Total provision (benefit)	$ 2,478	$ (4,633)	$ 11,204

Income (loss) before income taxes consists of the following components:

(In thousands)

Year ended December 31,	**2002**	**2001**	**2000**
United States	$ (307)	$ (17,442)	$ 20,556
Foreign	11,057	(3,813)	29,195
Total	$ 10,750	$ (21,255)	$ 49,751

A reconciliation of the provision (benefit) for income taxes at the federal statutory rate compared to the Company's effective tax rate is as follows:

Year ended December 31,	**2002**	**2001**	**2000**
Income taxes (benefit), at statutory federal rate	35%	(35)%	35%
State taxes (benefit), net of federal benefit	3	(7)	3
Tax rate differential on foreign earnings	(10)	13	(15)
Change in valuation allowance	-	6	(3)
R&D Credit	(7)	(3)	-
Other	2	4	3
Total	23%	(22)%	23%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The income tax effects of these temporary differences representing significant portions of the deferred taxes at December 31, 2002 and 2001 are as follows:

		(In thousands)
Year ended December 31,	2002	2001
Deferred taxes:		
Loss carryforwards	$ 23,391	$ 25,075
Tax credit carryforwards	11,408	10,368
Accrued expenses	3,321	3,478
Sales returns and allowance reserves	405	324
Deferred revenue	4,035	6,291
Depreciable assets and amortizable assets	5,996	4,860
Other	(2,122)	(1,488)
Total	46,434	48,908
Valuation allowance	(23,840)	(24,684)
Net deferred tax asset	$ 22,594	$ 24,224

The Company maintains a valuation allowance against a portion of the deferred tax asset due to uncertainty regarding the future realization and after weighing all available evidence. Approximately $9.0 million of the valuation allowance is attributable to the potential tax benefit of stock option transactions that will be credited directly to additional paid-in capital if realized. The net increase (decrease) in the total valuation allowance was $(844,000), $1,316,000, and $2,240,000 during 2002, 2001, and 2000, respectively.

The Company has $60.1 million domestic federal net operating loss carryforwards that can be utilized to reduce future taxable income. Any unutilized net operating loss carryforward will begin expiring in 2011. The Company has $11.4 million tax credit carryforwards that will begin expiring in 2003.

At December 31, 2002, the Company had French, Irish, Japanese and Austrian tax loss carryforwards relating to its foreign subsidiary operations that total approximately $14.3 million; the majority of which have no expiration.

No provision has been made for federal or state income taxes on the unremitted earnings of the Company's foreign subsidiaries (cumulative $61.0 million at December 31, 2002) since the Company plans to indefinitely reinvest all such earnings offshore. At December 31, 2002, the unrecognized deferred tax liability for these earnings was approximately $23.4 million.

Note 16 *Operating Segment and Geographic Information*

The Company has prepared operating information in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," to report components that are evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company is organized geographically and by line of business. The line of business management structure is the primary basis for which financial performance is assessed and resources allocated.

The Company's reportable operating segments include Software, Hardware, Customer Support, and Professional Services and Education. The Software operating segment develops, markets, and sells a unified platform and framework for ECM software and solutions. The Hardware operating segment manufactures and markets the Company's line of OSAR libraries. The Customer Support segment provides after-sale support for software, as well as providing software upgrades under the Company's right to new versions program. The Professional Services and Education segment provides fee-based implementation and technical consulting services related to the Company's standard products and provides training.

The accounting policies of the Company's operating segments are the same as those described in Note 2- Summary of Significant Accounting Policies - except that the disaggregated financial results of the segments reflect allocation of certain functional expense categories consistent with the basis and manner in which Company management internally disaggregates financial information for the purpose of assisting in making internal operating decisions. The Company evaluates performance based on stand-alone segment operating income. Because the Company does not evaluate performance based on the return on assets or on interest income at the operating segment level, assets and interest income are not tracked internally by segment. Therefore, such information is not presented.

Operating segment data for the three years ended December 31, 2002, was as follows:

(In thousands)

	Software	*Customer Support*	*Professional Services and Education*	*Hardware*	*Consolidated*
Year Ended December 31, 2002					
Revenue	$ 132,508	$ 149,847	$ 56,959	$ 7,703	$ 347,017
Depreciation and amortization	10,215	7,527	3,550	296	21,588
Operating (loss) income	(51,413)	60,258	(3,212)	(92)	5,541
Assets	-	-	-	-	328,036
Capital expenditures	5,146	3,881	1,601	197	10,825
Year Ended December 31, 2001					
Revenue	$ 119,014	$ 132,382	$ 69,186	$ 14,028	$ 334,610
Depreciation and amortization	10,835	8,540	4,377	597	24,349
Operating (loss) income	(59,296)	39,336	(3,259)	(539)	(23,758)
Assets	-	-	-	-	301,639
Capital expenditures	7,077	4,161	2,477	360	14,075
Year Ended December 31, 2000					
Revenue	$ 204,872	$ 110,306	$ 63,985	$ 21,199	$ 400,362
Depreciation and amortization	10,288	6,049	3,051	439	19,827
Operating income	14,979	29,351	(1,531)	1,546	44,345
Assets	-	-	-	-	324,093
Capital expenditures	12,149	9,938	4,932	702	27,721

Revenue is attributed to geographic areas based on the location of the entity to which the products or services were sold. The operation in Ireland functions as a manufacturing and service center for non-United States customers. An allocation of its assets among the geographic segments is not prepared for management reporting. All other geographic locations include South America, the Middle East and Africa. Information concerning principal geographic areas in which the Company operates was as follows:

(In thousands)

Year ended December 31,	2002		2001		2000	
	Revenue	*Assets*	*Revenue*	*Assets*	*Revenue*	*Assets*
North America:						
United States	$ 251,447	$ 251,928	$ 244,902	$ 234,408	$ 282,311	$ 231,973
Canada	5,581	5,398	6,787	6,143	7,925	6,055
Total North America	257,028	257,326	251,689	240,551	290,236	238,028
Europe:						
France	6,593	2,086	7,800	1,753	7,153	2,328
Germany	22,174	3,632	19,565	5,920	26,909	10,038
United Kingdom	22,950	18,145	16,851	18,275	23,867	18,680
Ireland	-	37,114	-	26,925	-	42,989
Other Europe	26,236	4,902	27,901	5,320	33,806	7,851
Total Europe	77,953	65,879	72,117	58,193	91,735	81,886
Asia Pacific	9,916	4,831	7,968	2,895	12,966	4,046
All other	2,120	-	2,836	-	5,425	133
Totals	$ 347,017	$ 328,036	$ 334,610	$ 301,639	$ 400,362	$ 324,093

Note 17 *Litigation*

In October 1994, Wang Laboratories, Inc. ("Wang") filed a complaint in the United States District Court for the District of Massachusetts alleging that the Company was infringing five patents held by Wang (the "FileNet Case"). On June 23, 1995, Wang amended its complaint to include an additional related patent. On July 2, 1996, Wang filed a complaint in the same court alleging that Watermark Software Inc., a former wholly-owned subsidiary of FileNet that was merged with the Company, was infringing three patents held by Wang (the "Watermark Case"). On October 9, 1996, Wang withdrew its claim in the FileNet Case that one of the patents it initially asserted was infringed.

On January 8, 1997, the court stayed the Watermark Case, subject to limited exceptions for certain discovery. The products at issue in the Watermark Case were phased out as of December 31, 1999. In March 1997, Eastman Kodak Company purchased the Wang imaging business unit that had responsibility for this litigation. On July 30, 1997, the court permitted Eastman Software and Kodak Limited of England to be substituted in the FileNet Case in place of Wang. On April 24, 2001, the court permitted Eastman Software and Kodak Limited to be substituted in the Watermark case in place of Wang.

On August 10, 2000, Eastman Kodak Company, Eastman Software and eiStream WMS, Inc. ("eiStream") entered into an Asset Purchase and Sale Agreement ("APA"), under which eiStream acquired some, but not all, of the assets of Eastman Software.

Effective June 30, 2001, the Company and Eastman Kodak Company, the parent of Eastman Software entered into an agreement that settled the FileNet Case. In accordance with that settlement agreement, the parties filed on July 5, 2001, a stipulation dismissing the FileNet Case.

On September 19, 2001, eiStream filed a complaint against Eastman Kodak Company and Eastman Software in the United States District Court for the district of Dallas County (the "eiStream Case"). eiStream sought, among other things, a declaratory judgment that pursuant to the terms of the APA, eiStream owns the Watermark Case and has the right to pursue claims in the Watermark Case regarding Watermark products sold prior to the phase out in December 1999 and that Eastman Kodak Company was required to obtain eiStream's consent prior to settling the FileNet Case.

On October 15, 2001, Eastman Kodak Company filed its answer to eiStream's complaint in which Eastman Kodak Company claimed ownership of the Watermark Case, denied that the APA gave eiStream ownership of the Watermark Case, and stated that eiStream's claim that its consent was necessary prior to settling the FileNet Case was barred by principles of equitable estoppel.

Also on October 15, 2001, Eastman Kodak Company moved to abate the eiStream Case because the previously filed Watermark Case raises issues inherently related with issues raised in the eiStream Case and because certain necessary and indispensable parties were not properly joined in the eiStream Case.

On October 31, 2001, Eastman Kodak Company moved for leave to amend the original complaint filed in the Watermark Case to add eiStream as a party, to add the correct Eastman Kodak Company entities as plaintiffs and to add a declaratory judgment count seeking a judgment that Eastman Kodak Company, not eiStream, owns the Watermark Case.

In November 2001, Eastman Kodak Company and eiStream amended the APA and resolved all their disputes regarding Eastman Kodak Company's right to settle the FileNet Case and the Watermark Case. Effective November 15, 2001, eiStream agreed that the June 30, 2001 agreement between the Company and Eastman Kodak Company which settled the FileNet Case is in accordance with the APA, as amended, and that the Company and Eastman Kodak Company may dismiss the Watermark Case with prejudice.

Effective November 15, 2001, the Company and Eastman Kodak Company entered into an agreement that settled the Watermark Case. In accordance with that settlement agreement and the amended APA between Eastman Kodak Company and eiStream, the parties to the Watermark Case filed on November 16, 2001 a stipulation dismissing that case with prejudice. A stipulation of non-suit with prejudice was filed in the eiStream Case on November 19, 2001.

Subsequent to December 31, 1998, the former shareholders of Saros Corporation, a former wholly-owned subsidiary of FileNet that was merged with the Company, filed a demand for mandatory arbitration to release approximately 375,700 shares of the Company's stock which were held in escrow pursuant to the Agreement and Plan of Merger dated January 17, 1996 among FileNET Corporation, FileNet Acquisition Corporation and Saros Corporation and for damages. The Company and the agent for the former Saros Shareholders ("Shareholders' Agent") had agreed to mediate the matter, but the Shareholders' Agent cancelled the mediation prior to the scheduled date and renewed the demand for mandatory arbitration. A binding arbitration proceeding took place during the period March 5, 2001 through March 23, 2001. On April 24, 2001 the arbitrators issued an interim decision denying all claims asserted by the Shareholders' Agent against the Company, sustaining all claims asserted by the Company, and awarding all of the shares of stock held in escrow to the Company. On June 7, 2001 the arbitrators issued a final award that reiterated the principal rulings set forth in the interim decision and awarded all of the stock held in the escrow to the Company. The final award further determined that the escrowed shares provide the exclusive source for the Company's recovery of its attorneys' fees and costs from the former stockholders of Saros. These shares were cancelled and retired when the Company received the certificates from the escrow agent in September 2001.

In the normal course of business, the Company is subject to ordinary routine litigation and claims incidental to business. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of these matters will not have a materially adverse effect on its consolidated results of operations or financial conditions.

Note 18 *Guarantees and Indemnifications*

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties, guarantees accounted for as derivatives or to guarantees between parents and subsidiaries under common control. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 15, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

The Company has made guarantees and indemnifications, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. Guarantees and indemnities to customers in connection with product sales and service generally are subject to limits based upon the amount of the related product sales or service. In connection with certain facility leases, the Company has guaranteed payments on behalf of some of its subsidiaries. To provide subsidiary guarantees, the Company either uses its $5.0 million line of credit as collateral to unconditionally guarantee the performance of locally denominated bank guarantees or it obtains both secured and unsecured bank guarantees from local banks. These bank guarantees totaled an equivalent of approximately $1.0 million issued in local currency in Europe and Asia as of December 31, 2002. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheet and the maximum amount of potential future payments under such guarantees and indemnities is not determinable, other than as described above.

The Company's product warranty provision reflects management's best estimate of probable liability under its product warranties. The warranty for hardware products is based on historical trends in product return rates and the expected material and labor costs to provide warranty services and for software products warranty is based on the estimated cost of technical support during the warranty period. The balance of these liabilities as of December 31, 2002 is provided in Note 11.

Note 19 *Other Financial Instruments*

The Company enters into forward foreign exchange contracts on the last business day of each quarter, all maturing in three months. Accordingly, the fair value of such contracts is zero at December 31, 2002 and 2001.

The following table summarizes the notional amounts of the Company's foreign currency agreements entered into on December 31, 2002 and 2001:

At December 31,	2002		2001	
	Notional Amount Purchased	*Notional Amount Sold*	*Notional Amount Purchased*	*Notional Amount Sold*
European	$ 16,721,200	$ 4,128,147	$ 22,646,890	$ 10,929,345
Australian	47,149	-	-	444,911
Asian	1,648,157	-	1,040,327	-
Canadian	574,604	-	-	1,473,194
Total	$ 18,991,110	$ 4,128,147	$ 23,687,217	$ 12,847,450

The following table summarizes the amounts due to (from) the Company for realized gains (losses) on the Company's foreign exchange contracts closed on December 31, 2002 and 2001 that were $952,917 and $(787,551), respectively. The actual settlement with the banks occurs in January of the following year.

At December 31,	2002	2001
European	$ 962,247	$ (718,420)
Australian	(12,531)	(24,829)
Asian	8,747	(40,864)
Canadian	(5,546)	(3,438)
Total	$ 952,917	$ (787,551)

Note 20 *Quarterly Financial Information (Unaudited)*

The following table sets forth selected unaudited quarterly information for the Company's last eight fiscal quarters. This information has been prepared on the same basis as the Consolidated Financial Statements and all necessary adjustments (which consisted only of normal recurring adjustments) have been included in the amounts stated below to present fairly the results of such periods when read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein.

(In thousands, except per share amounts)

	First Quarter	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Fiscal Year*
Year ended December 31, 2002:					
Revenue	$ 86,241	$ 88,227	$ 83,102	$ 89,447	$ 347,017
Gross profit	58,692	60,974	58,316	63,459	241,441
Income before income taxes	1,818	2,205	1,804	4,923	10,750
Net income	1,364	1,734	1,389	3,785	8,272
Basic earnings per share	0.04	0.05	0.04	0.11	0.23
Diluted earnings per share	0.04	0.05	0.04	0.10	0.23
Year ended December 31, 2001:					
Revenue	$ 84,494	$ 82,848	$ 80,581	$ 86,687	$ 334,610
Gross profit	49,946	51,756	52,696	60,187	214,585
Income (loss) before income taxes	(7,631)	(13,222)	(2,856)	2,454	(21,255)
Net income (loss)	(5,571)	(10,695)	(2,228)	1,872	(16,622)
Basic earnings (loss) per share	(0.16)	(0.30)	(0.06)	0.05	(0.47)
Diluted earnings (loss) per share	(0.16)	(0.30)	(0.06)	0.05	(0.47)

INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Stockholders and the Board of Directors
FileNet Corporation
Costa Mesa, California

We have audited the consolidated financial statements of FileNet Corporation and its subsidiaries (the Company) as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated January 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for goodwill and other intangible assets in 2002). Such consolidated financial statements and report is included elsewhere in this Form 10-K. Our audits also included the financial statement schedule of FileNet Corporation and its subsidiaries, listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
January 29, 2003

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In thousands)

	Balance at Beginning of Period	Additions Charged to Revenue and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2002:				
Inventory reserves	$ 188	139	26	$ 301
Allowance for doubtful accounts and sales returns	$ 3,567	1,752	1,087	$ 4,232
Year ended December 31, 2001:				
Inventory reserves	$ 234	26	72	$ 188
Allowance for doubtful accounts and sales returns	$ 5,518	1,482	3,433	$ 3,567
Year ended December 31, 2000:				
Inventory reserves	$ 326	-	92	$ 234
Allowance for doubtful accounts and sales returns	$ 4,542	2,280	1,304	$ 5,518

Notes

FILENET WORLDWIDE OFFICES

Australia
FileNet Corporation Pty. Limited
Suite 1, Level 18
9 Hunter Street
Sydney, NSW 2000
Australia
61.2.8224.9900

Austria
FileNet GesmbH
Bauernmarkt 22A
1010 Wien
Austria
43.1.531.95.408

Canada
FileNet Canada, Inc.
195 The West Mall
Suite 1101
Etobicoke, Ontario
Canada
416.223.8400

France
FileNet S.A.R.L.
1 Rue de La Cristallerie
92316 Sevres Cedex
France
33.1.46.23.76.76

Germany
Bad Homburg, Frankfurt
Dietrich-Bonhoeffer-Strasse 4
61350 Bad Homburg
Germany
49.6172.963.0

Hong Kong
FileNet Hong Kong Limited
1401 Hutchinson
10 Harcourt Road
Hong Kong

Ireland
FileNet Company Limited
FileNet House
East Point Business Park
Fairview, Dublin 3
Ireland
353.1.819.0100

Italy
FileNet Italy, S.R.L.
Via Santa Maria Segreta, N6
20123 Milano
Italy
39.02.8028.191

Japan
FileNet Japan
13th Floor, Hibiya Central Building
1-2-9 Nishi-Shimbashi, Minato-ku
Tokyo 105-0003
Japan
81.3.5532.7446

Korea
FileNet Corporation Korea
135-090, 18th Floor
Kyoung Am Building
157-27 Samsung-Dong
Kangnam-Ku, Seoul
Korea
82.2.555.1810

Netherlands
FileNet Corporation BV
Worldwide Building
Bouwerij 34-38
NL-1185XX, Amstelveen
The Netherlands
31.20.543.1345

Poland
FileNet Poland Sp. zo.o.
The Atrium Plaza
Ul Jana Pawla II 29
PL 00-867 Warsaw
Poland
48.22.528.92.07

Singapore
FileNet Corporation
Asia Pacific Pte. Ltd.
3 Phillip Street, #11-04
Commerce Point
Singapore 048692
65.6538.0966

Spain
FileNet Iberia S.L.
Avenida Del; Partenon 8-10
Campo de Las Naciones
28042 Madrid
Spain
34.91.721.4980

Sweden
FileNet Sweden AB
Kanalvagen 10C-12 9th Floor
SE-194 61 Upplands Vasby
Sweden
46.8.5091.4430

Switzerland
FileNet Switzerland GmbH
Stampfenbachstrasse 48
CH-8035, Zurich
Switzerland
41.1.3657755

United Kingdom
FileNet Limited
1st Floor
Waterside House
Cowley Business Park
Cowley
Uxbridge
Middlesex
United Kingdom
UB 8 2FN
44.1.895.207.123

United States
FileNet Corporation
3565 Harbor Boulevard
Costa Mesa, CA 92626-1420
714.327.3400

FileNet Corporation
720 4th Avenue, Suite 100
Kirkland, WA 98033-6307
425.893.7000

Eastern Region

Atlanta, GA	770.955.6566
Bedminster, NJ	908.719.8944
Boston, MA	617.330.7979
Chicago, IL	847.233.7650
Detroit, MI	248-352.2961
Greensboro, NC	336.883.8265
Harrisburg, PA	717.730.9629
Hartford, CT	860.657-8900
Longwood, FL	407.774.0387
New York, NY	646.497.3600
Philadelphia, PA	484.530.4160
Pittsburgh, PA	412.261.4484
Washington, DC	703.312.1500

Western Region

Costa Mesa, CA	714.327.7910
Dallas, TX	972.239.1881
Denver, CO	303.256.5650
Houston, TX	713.789.6568
Kansas City, MO	913.469.1231
Kirkland, WA	425.893.7000
Minneapolis, MN	952.886.0150
Omaha, NE	402.397.5100
Phoenix, AZ	480.947.8400
Portland, OR	503.293.8404
Sacramento, CA	916.789.4125
Salt Lake City, UT	801.456.3550
San Francisco, CA	415.591.4240
St. Louis, MO	314.991.7725

Notes

FILENET CORPORATE INFORMATION

BOARD OF DIRECTORS

Lee D. Roberts
Chairman

L. George Klaus
Chairman and CEO,
Epicor Software Corporation

William P. Lyons
President and CEO
Caminus Corporation

John C. Savage
Managing Partner
Alliant Partners

Roger S. Siboni
President and CEO
Epiphany, Inc.

Theodore L. Smith
Founder and Retired Chairman
FileNet Corporation

OFFICERS

Lee D. Roberts
Chief Executive Officer

Ron L. Ercanbrack
President

Sam M. Auriemma
Senior Vice President, and
Chief Financial Officer, Secretary

Martyn D. Christian
Senior Vice President
Worldwide Field Marketing

David D. Despard
Senior Vice President
Global Professional Services

Frederick P. Dillon
Vice President
Worldwide Sales Operations

Karl J. Doyle
Vice President
Business Development

Michael W. Harris
Senior Vice President
Product Marketing, Strategy and
Corporate Communications

William J. Kreidler
Senior Vice President
Customer Technical Operations
and Services

Chas Kunklemann
Senior Vice President
Worldwide Channel Operations

Katharina Mueller
Vice President
General Counsel
Assistant Secretary

Philip L. Rugani
Senior Vice President, Sales
The Americas

Audrey N. Schaeffer
Vice President
Human Resources
Assistant Secretary

Daniel S. Whelan
Vice President and
Chief Technology Officer

Franz X. Zihlmann
Senior Vice President
Software Development

ANNUAL MEETING DATE

May 7, 2003
The Mondavi Center
1570 Scenic Avenue
Costa Mesa, CA
USA 92626-1420

MARKET FOR COMMON STOCK

National Market System (Nasdaq)
Trading Symbol: FILE

FORM 10-K REPORT

Stockholders and others wishing an addtional copy of the 2002 Form 10-K annual report filed with the Securities and Exchange Commission can access it on the FileNet home page: http://www.filenet.com or receive it free of charge by addressing a request to:

Investor Relations
FileNet Corporation
3565 Harbor Boulevard
Costa Mesa, CA
USA 92626-1420
714.327.3400

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
800.730.6001
http://www.EquiServe.com


FILENET®

FileNet Corporation 3565 Harbor Boulevard Costa Mesa, CA 92626-1420 Phone: 1.800.FileNet (345.3638) Web: www.filenet.com

0203 20/1502